

TOYOTA INDUSTRIES CORPORATION
Head Office
Accounting Department
2-1,Toyoda-cho, Kariya-shi
Aichi 448-8671, Japan
TEL: +81-566-22-2511
FAX: +81-566-27-5650
URL: www.toyota-industries.com

82-5112





June 17, 2005

File No. 82-5112
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549

Re: TOYOTA INDUSTRIES CORPORATION - Rule12g3-2(b)

Dear Sir/Madam:

In order for us to comply with the requirements of Rule 12g3-2(b), we, TOYOTA INDUSTRIES CORPORATION (the "Company"), enclose herewith Exhibits 1 through 10, listed on the attached sheets, which are the English versions, English translations, adequate summaries and/or brief descriptions in English of the documents published by the Company during the period from October 1, 2004 to March 31, 2005, and which constitute all the Company documents requiring submission to the U.S. Securities and Exchange Commission in relation to that period under Rule 12g3-2(b).

We will continue to submit further English versions, English translations, adequate summaries and/or brief descriptions in English of the Company's published documents to the extent required under Rule 12g3-2(b).

Yours faithfully,

TOYOTA INDUSTRIES CORPORATION

By [signature]
Name: Yasuharu Toyoda
Title: Managing Director

dlw 6/22

PAGE 1 OF 73 PAGES
EXHIBIT INDEX ON PAGE 2

Attachment

List of materials published by the Company in Japan from October 1, 2004 to March 31, 2005

	Date	Description	Information provided to*
Exhibit 1	December 20, 2004	Semiannual Report of the Company for the six months ended September 30, 2004	Investors
Exhibit 2	October 28, 2004	Consolidated and Non-Consolidated Semiannual Financial Results for the six months ended September 30, 2004 (Translation into English)	Exchanges
Exhibit 3	February 2, 2005	Consolidated Financial Results for the third quarter of fiscal 2005, nine months ended December 31, 2004 (Translation into English)	Exchanges
Exhibit 4	December 17, 2004	Semiannual Securities Report for the six months ended September 30,2004 (Brief Description in English)	DKFB Exchanges
Exhibit 5	February 10, 2005	Notice regarding "Issuance of Straight Bonds" (Brief Description in English)	DKFB
Exhibit 6	November 2004	Semiannual Business Report for the six months ended September 30, 2004 (Brief Description in English)	Shareholders
Exhibit 7	October 19, 2004	Press Release regarding "Notice Concerning Revision of Earnings Forecast" (Brief Description in English)	Public
Exhibit 8	October 20, 2004	Press Release regarding "Sony-Toyota LCD Joint Venture Ships Milestone 100 million LCD Panels for Mobile Products" (Brief Description in English)	Public

Exhibit 9	January 24, 2005	Press Release regarding "Notice Concerning the Acquisition of Stock of Asahi Security Co., Ltd." (Brief Description in English)	Public
Exhibit 10	March 23, 2005	Press Release regarding "TMC and TICO to Commence Manufacturing Operations of Diesel Engines in Poland" (Brief Description in English)	Public

* "Exchanges" collectively refers to the Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange, on each of which the shares of common stock of TOYOTA INDUSTRIES CORPORATION are listed. "DKFB" stands for Director of the Kanto Finance Bureau.

File No. 82-5112

TOYOTA

Exhibit 1



SEMIANNUAL REPORT 2005

For the Six Months Ended September 30, 2004

TOYOTA INDUSTRIES CORPORATION

Profile

Toyota Industries Corporation was founded in 1926 by renowned Japanese inventor Sakichi Toyoda to manufacture automatic looms. Toyota Industries proceeded over the years to diversify into such fields as automobiles, materials handling equipment, electronics and logistics solutions. In line with its strategy of globalization, Toyota Industries has production facilities not only in Japan but also in Europe, North America, Asia and other regions.

The business domains of Toyota Industries consist of four segments: Automobile, which comprises the vehicle (automobile assembly), engine and car air-conditioning compressor businesses; Materials Handling Equipment, which specializes in forklift trucks and other materials handling equipment; Textile Machinery, which covers the spinning and weaving machinery businesses; and Others, which includes electronics, logistics solutions and other businesses. Each of these segments already has or is gaining a secure footing in its particular fields.

Developing technological and market synergies among our various businesses to produce added value, we aim to achieve a conglomerate premium so that the worth of Toyota Industries as a whole adds up to more than the sum of its parts.

Cautionary Statement with Respect to Forward-Looking Statements

This semiannual report contains projections and other forward-looking statements that involve risks and uncertainties. The use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries Corporation and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements appearing in this report. These risks and uncertainties include, but are not limited to, the following: 1) economic trends, 2) principal customers, 3) product development capabilities, 4) new businesses, 5) product defects, 6) price competition, 7) reliance on suppliers of raw materials and components, 8) alliances with other companies, 9) exchange rate fluctuations, 10) effects of disasters, power blackouts and other incidents, 11) latent risks associated with international activities, 12) official restrictions, 13) share price fluctuations, and 14) retirement benefit liabilities.

Definition of Terms

"Fiscal 2005" refers to the fiscal year ending March 31, 2005, and other fiscal years are referred to in a corresponding manner. All references to the "Company" herein are to Toyota Industries Corporation, and references to "Toyota Industries" or "Toyota Industries Group" herein are to the Company and its 142 consolidated subsidiaries.

Consolidated Financial Highlights

Toyota Industries Corporation
Six months ended September 30, 2004 and 2003 (unaudited)

	Millions of yen			Thousands of U.S. dollars
	September 30			September 30
	2004	2003	% change	**2004**
For The Six Months				
Net sales	**¥ 607,064**	¥ 569,588	6.6 %	**$ 5,466,583**
Operating income	**30,099**	27,019	11.4	**271,040**
Ordinary income	**38,890**	30,169	28.9	**350,203**
Income before income taxes	**38,476**	28,938	33.0	**346,475**
Net income	**23,945**	17,096	40.1	**215,624**
Depreciation and amortization	**32,708**	30,562	7.0	**294,534**
Capital expenditures	**48,679**	39,720	22.6	**438,352**
Research and development expenses	**14,204**	14,782	(3.9)	**127,906**
Per share of common stock (in yen or U.S. dollars):				
Net income — basic	**75.31**	58.12	29.6	**0.68**
Net income — diluted	**75.28**	51.65	45.8	**0.68**
Cash dividends	**13.00**	12.00	8.3	**0.12**
At The Six Months' End				
Total assets	**¥2,173,329**	¥1,900,975	14.3 %	**$19,570,725**
Shareholders' equity	**1,098,216**	939,866	16.8	**9,889,383**
Number of employees	**28,410**	26,944	5.4	**255,831**

Note: U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥111.05 = US$1, the exchange rate on September 30, 2004.



Net Sales
(¥ Billion)
1,200
1,000
800
600
400
200
0
FY 03 04 05
Net Income
(¥ Billion)
40
30
20
10
0
FY 03 04 05
Total Assets
(¥ Billion)
2,500
2,000
1,500
1,000
500
0
FY 03 04 05
Shareholders' Equity
(¥ Billion)
1,200
1,000
800
600
400
200
0
FY 03 04 05
First Half
Year

Note: Hereafter, the fiscal year ending March 31, 2005 is referred to as fiscal 2005 and other fiscal years are referred to in a corresponding manner.

Contents



Akira Yokoi
Chairman

Tadashi Ishikawa
President

Dear Shareholders:

Toyota Industries' results for the sixth months ended September 30, 2004 (the "term") were truly outstanding. Reflective of our excellent performance and commitment to the future, we not only attained record-high interim consolidated net sales and profits but also formulated a host of long-term measures to ensure ongoing growth in the years ahead.

Record-Breaking Performance

The Japanese economy sustained a mild recovery during the term, underpinned by growth in exports and private-sector capital investment. Overseas, the U.S. economy performed strongly while the European economy continued to record modest growth.

Despite concerns about exchange rate fluctuations and rising prices of raw materials, Toyota Industries once again posted excellent results due largely to smooth implementation of optimal business strategies utilizing the competitive strengths of respective businesses, the promotion of company-wide cost-reduction activities and the aforementioned favorable economic conditions.

Toyota Industries posted consolidated net sales of ¥607.1 billion during the term, up 6.6% over the six months ended September 30, 2003 (the "previous term"). Consolidated operating income increased 11.4% to ¥30.1 billion; consolidated ordinary income increased 28.9% to ¥38.9 billion; and consolidated net income increased 40.1% to ¥23.9 billion. All of these amounts represent all-time highs for Toyota Industries.

Of particular note, despite less-than-optimal domestic economic conditions, we have attained record-high consolidated net sales, consolidated operating income and consolidated ordinary income for five consecutive years. Additionally, consolidated net income has reached a record-high for two consecutive years. Thus, we believe these results provide solid evidence that our management strategies are on the right course.

Most Segments Sustain Favorable Results

All segments except for the Textile Machinery Segment continued to post favorable results and recorded sales and profit increases over the previous term. The Materials Handling Equipment Segment in particular achieved outstanding results. Operating results by business segment are summarized below.

Note: While segment net sales figures do not include intersegment transactions, segment operating income figures do include operating income arising from intersegment transactions.

Automobile Segment

The Automobile Segment, consisting of vehicles, engines, car air-conditioning compressors and other businesses (including foundry parts for engines and electronic components for automobiles), is Toyota Industries' largest business segment and accounts for 50.8% of consolidated net sales.

Net sales increased 4.2% over the previous term to ¥308.7 billion, thanks to growth in sales of vehicles, engines and car air-conditioning compressors. Operating income increased 3.2% to ¥15.2 billion. A summary of each of the principal businesses making up the Automobile Segment follows.

Vehicle Business

The Vehicle Business produces the Vitz (Yaris in Europe), RAV4 (for Europe and North America) and Corolla Sedan (for North America) under consignment from Toyota Motor Corporation ("TMC").

Despite lower production of the Corolla Sedan during the term, the Vehicle Business recorded a 1,300-unit increase in production to 115,600 vehicles due to higher production volume of the mainstay Vitz for the domestic market and growth in production of the RAV4.

Net sales of the Vehicle Business amounted to ¥139.4 billion, an increase of 2.9% over the previous term.

Engine Business

The Engine Business mainly produces diesel engines and gasoline engines for TMC vehicles and forklift trucks. Engines

for forklift trucks are supplied to TOYOTA Material Handling Company ("TMHC"), our in-house company, and are recorded as internal sales (intersegment transactions).

Production of gasoline engines, excluding those for forklift trucks, decreased 11,400 units to 70,000 units due to decreased production of the 2UZ, 2AZ and 1FZ gasoline engines. Production of diesel engines, excluding those for forklift trucks, increased 13,900 units over the previous term to 89,200 units. This increase resulted from favorable European sales of vehicles equipped with the 1CD 2000-cc direct injection turbo diesel engine with a common rail fuel system and higher sales of vehicles fitted with the 1HZ diesel engine in Australia. As a result, overall production of engines, excluding those for forklift trucks, increased 2,500 units to 159,200. Internal sales (intersegment transactions) of gasoline engines and diesel engines to TMHC amounted to 30,200 units, an increase of 6,500 units over the previous term.

Net sales of the Engine Business, excluding intersegment transactions, totaled ¥56.5 billion, up 8.1%.

Car Air-Conditioning Compressor Business

The car air-conditioning compressors developed and produced by Toyota Industries are sold to the world's leading auto manufacturers through DENSO Corporation ("DENSO").

In Japan, sales of air-conditioning compressors amounted to 2.6 million units, an increase of 105,000 units over the previous term. Overseas sales of car air-conditioning compressors were also favorable, increasing 312,000 units to 6.6 million units. This reflected an increase in the number of vehicle models newly fitted with our compressors in North America as well as robust sales of other vehicles equipped with our compressors. Total sales volume of car air-conditioning compressors thus amounted to 9.2 million units, an increase of 417,000 units over the previous term. Net sales of the Car Air-Conditioning Compressor Business increased 0.5% to ¥101.3 billion.

At the end of April 2004, cumulative production of car air-conditioning compressors in Japan, Europe and North America by Toyota Industries, which initiated production of compressors in January 1960, reached 200 million units. This milestone highlights the wide acclaim from the world's leading car manufacturers in recognition of the high quality and leading-edge technologies embodied in these products. As we strive to further solidify our strong market position, we will remain committed to further bolstering our technological capabilities and aggressively develop car air-conditioning compressors that address customer needs.

Materials Handling Equipment Segment

The Materials Handling Equipment Segment primarily manufactures and sells forklift trucks, warehouse trucks, automated storage and retrieval systems and automatic guided vehicle (AGV) systems as well as such special-purpose vehicles as aerial work platforms.

Net sales by the Materials Handling Equipment Segment amounted to ¥239.9 billion, an increase of 10.9% over the previous term. Operating income increased 36.0% to ¥12.0 billion.

TMHC, excluding sales of BT Industries, recorded increases in sales volumes both in Japan and overseas, propelled by the recovery in the global economy. TMHC proactively strengthened response capabilities for major customers in Japan and overseas and focused its sales activities on securing fleet management contracts.

BT Industries attained a 5.0% increase in net sales on a Swedish krona-denominated basis over the previous term. Higher sales in North America, Europe and other regions in tandem with the recovery of the global economy supported this increase.

Sales by Aichi Corporation ("Aichi"), which became a Toyota Industries subsidiary in May 2003, amounted to ¥17.7 billion, a decrease of 6.1% from the previous term. Nonetheless, steady strides in implementing the Toyota Production System (TPS), coupled with the effects of cost reductions, enabled Aichi to achieve operating income of ¥1.4 billion, a 26.6% increase over the previous term; ordinary income of ¥1.5 billion, a 42.0% increase; and net income of ¥1.7 billion, a 76.0% increase.

Textile Machinery Segment

The Textile Machinery Segment manufactures and sells spinning-related machinery centering on ring spinning frames and weaving-related machinery such as air-jet looms. Toyota Industries is one of the world's leading manufacturers of air-jet looms and spinning machinery.

Chiefly owing to declining sales and falling sales prices due to intensifying competition, net sales of the Textile Machinery Segment amounted to ¥22.3 billion, a decrease of 6.5% from the previous term. Consequently, this segment posted an operating loss of ¥0.14 billion, a 134.9% difference from operating income posted in the previous term.

Sales of air-jet looms decreased approximately 600 units to 4,000 units due to a decline in orders in China, our principal market, caused by a tighter monetary policy. Sales of water-jet looms amounted to around 450 units, a decrease of approximately 300 units. Conversely, in spinning-related machinery, sales volume of spindles for ring spinning frames increased approximately 38,000 spindles to 260,000 spindles. This gain was supported by an increase in sales of ring spinning frames in Pakistan and an increase in local sales by our production and sales base in India.

Others Segment

The Others Segment consists mainly of new businesses that we have entered recently, and although still relatively small in scale, contains strategic businesses foreseen as future

pillars of growth. One of the core businesses of this segment is TIBC Corporation ("TIBC"), which was established in 1998 as a joint venture with Ibiden Co., Ltd. to manufacture ball grid array (BGA) plastic package substrates and flexible printed circuit (FPC) substrates. Our Logistics Solutions Business is also included in this segment.

Net sales of the Others Segment amounted to ¥36.2 billion, an increase of 8.9% over the previous term. This was due primarily to higher sales by the Taikoh Transportation Group, which engages in transportation and other logistics businesses; increased sales in logistics solutions-related businesses; and growth in sales by TIBC owing to robust sales of package substrates for PCs and mobile phones. Operating income increased 7.2% to ¥3.3 billion.

ST Liquid Crystal Display Corp. ("ST-LCD"), which was established in 1997 as a 50-50 joint venture with Sony Corporation to manufacture low-temperature polysilicon TFT-LCD panels, also forms a core pillar of our Electronics Business. ST-LCD is not a consolidated subsidiary, but rather is accounted for by the equity method in Toyota Industries' consolidated financial results. Therefore, its sales and operating income (loss) are not included in the results for this segment. In addition to improved profits, ST-LCD recorded a sharp increase in sales during the term due to solid sales of its low-temperature polysilicon TFT-LCD panels for mobile phones and digital still cameras. In October 2004, cumulative shipment of ST-LCD's TFT-LCD panels surpassed 100 million units.

Achievements during the Term

Toyota Industries undertook an array of forward-looking strategic initiatives during the term with the aim of raising its current and future profitability. Some of the more notable measures are as follows.

Approach toward the Logistics Solutions Business

As previously noted, Toyota Industries has commenced operations of its Logistics Solutions Business, in which we are engaged in all aspects of outsourced logistics from logistics planning and the operation of distribution centers to improving our customers' entire supply chains. We are solidly positioned to utilize our production and sales experience of such materials handling equipment as forklift trucks and automated storage and retrieval systems, as well as our accumulated production know-how gained through the implementation of the TPS. Moreover, in view of the growing needs in Japan for logistics rationalization, we believe our Logistics Solutions Business will become a future growth business.

We have laid the groundwork for expanding this business through a variety of measures. In addition to steadily securing orders for the operation of distribution centers, we have established joint ventures with customers to undertake their logistics operations and promoted alliances with logistics companies. For instance, in March 2004 we signed a basic agreement with Fuji Logistics Co., Ltd. ("Fuji Logistics") and Fuji Electric Holdings Co., Ltd. to form a business and capital alliance covering all aspects of logistics services. Based on this agreement, in April 2004 we established TF Logistics Co., Ltd. ("TF Logistics," 51% investment by Toyota Industries), a joint venture with Fuji Logistics. TF Logistics will undertake outsourced logistics for companies and develop and offer new value-added logistics services. Seizing diverse opportunities, Toyota Industries will expand its business for providing strategic logistics solutions.

Overseas Development of Automobile-Related Business

In diesel engines and other fields, Toyota Industries engages in a diverse range of overseas activities, with efforts aimed largely at contributing to the overseas strategies of TMC.

In Poland, preparations are underway for starting production of diesel engines for TMC in early 2005 at Toyota Motor Industries Poland Sp.zo.o. ("TMIP"), a joint venture between Toyota Motor Engineering & Manufacturing Europe S.A./N.V., a 100%-owned subsidiary of Toyota Motor Europe S.A./N.V., and Toyota Industries (40% equity stake). Diesel engine vehicles enjoy high demand in Europe on account of excellent fuel economy and environmental friendliness. TMIP intends to manufacture and supply 2000-cc class diesel engines for the Corolla, which is produced at Toyota Motor Manufacturing (UK) Ltd. ("TMUK") and Toyota Motor Manufacturing Turkey Inc., as well as for the Avensis produced at TMUK. In Japan, Toyota Industries' Hekinan Plant, our production base for engines, will proactively support TMIP in gearing up for the start of production. The Hekinan Plant will serve as a "mother" plant, a model plant for quality, productivity and production technology, transferring know-how and providing technical and personnel support for overseas bases.

In May 2004, Kirloskar Toyoda Textile Machinery Limited ("KTTM"), a subsidiary of Toyota Industries in India that manufactures and sells textile machinery, began manufacturing aluminum die cast components to contribute to TMC's Innovative International Multi-Purpose Vehicle (IMV) Project. KTTM is currently supplying these products to India-based Toyota Kirloskar Auto Parts Pvt. Ltd. ("TKAP"), which in turn supplies manual transmission systems for the IMV Project. (TKAP is a joint venture between TMC and the Kirloskar Group, with Toyota Industries holding a 26% share.)

In China, Toyota Industry (Kunshan) Co., Ltd. ("TIK"), a subsidiary of Toyota Industries, produces foundry parts in Kunshan, Jiangsu Province. In order to augment production capacity, in April 2004 we established Toyota Industry Automotive Parts (Kunshan) Co., Ltd. ("TIAP") as our second production base for foundry parts in China together with


Automobile-Related Business's Worldwide Manufacturing Bases
TMIP
Manufacture of diesel engines for TMC's plants in the U.K. and Turkey
Poland
India
China
Japan
TKAP
Manufacture of transmissions for the IMV Project
KTTM
Manufacture of transmission parts for TKAP
TIK
Manufacture of foundry parts for manufacturing bases in Poland and India
TIAP
Manufacture of foundry parts for engines
LFTD
Manufacture of automotive stamping dies and jigs
Hekinan Plant
Manufacture of diesel and gasoline engines
Higashichita Plant
Manufacture of foundry parts
"Mother" plants of manufacturing bases in Poland, China and India

Taiwan-based Lioho Machine Works, Ltd. ("Lioho") and Toyota Tsusho Corporation. (Toyota Industries has a 60% investment in TIAP.) TIAP is scheduled to start production in April 2005. Moreover, in view of expected further growth of China's automobile market, we established Lio Fung Tool & Die (Kunshan) Co., Ltd. ("LFTD"), a joint venture with Lioho that began manufacturing automotive stamping dies in April 2004. (Toyota Industries has a 35% investment in LFTD.)

Striving to make meaningful contributions to TMC's overseas strategies, Toyota Industries is actively promoting an array of initiatives to expand its automobile-related business.

Second Production Base for Car Air-Conditioning Compressors in North America

To meet the local procurement requirements of automakers in North America, Toyota Industries and DENSO jointly established TD Automotive Compressor Georgia, LLC ("TACG") in July 2004 as a second car air-conditioning compressor production base in North America. Situated near Atlanta, Georgia, TACG is scheduled to commence production in December 2005. Fixed compressors, which are noted for outstanding reliability at high operating speeds, have been the primary compressors used in North America. However, amid rising environmental awareness, Toyota Industries projects that variable displacement compressors, which offer excellent fuel efficiency, will experience growth in demand similar to Europe and Japan. Accordingly, TACG will respond to this anticipated rise in demand from automakers as a plant specializing in variable displacement compressors. By locally manufacturing variable displacement compressors at TACG and fixed displacement compressors at Michigan Automotive Compressor, Inc., an existing subsidiary in Michigan, Toyota Industries will build a supply structure for responding quickly to customer needs, thereby expanding its business in the North American market.



TD Automotive Compressor Georgia, LLC (Artist's rendering)

Quality-Control and Cost-Reduction Activities

Toyota Industries recognizes that its ability to continually reduce costs and offer outstanding quality products and services represents one of its core competencies. Each division implements cost-reduction projects and carries out systematic and well-planned cost-reduction activities. Besides strengthening our ongoing value engineering (VE) and value analysis (VA) activities, our cost-reduction activities extend to a diverse range of fields, including consideration of optimized global procurement of materials. We are also striving to reduce fixed costs at our head office. As part of these efforts, we are reviewing the head office organization, including spinning off functions as subsidiaries and promoting extensive activities to cut expenses.

Initiatives to continually enhance quality are paramount for providing products and services that can satisfy customers. Conversely, any serious quality-related problem could jeopardize a company's future existence in a worst-case scenario. With this in mind, Toyota Industries regards "thorough quality assurance" and "maintenance and improvement of quality" as supremely important management policies, and carries out group-wide quality-improvement activities. Extending beyond quality-related

education for employees that encompasses quality-control methods, these activities include the setting of ambitious quality targets in each division. Not only the director in charge of product quality and division managers (or an in-house company president), but also President Ishikawa and other top executives make on-site inspections to check the quality-improvement activities and confirm progress in reaching quality targets.

Business Outlook for Fiscal 2005

Although we expect overall economic growth to continue during the second half of fiscal 2005, ending March 31, 2005, we are also prepared to face the hurdles of a challenging business environment. While the Japanese economy is expected to remain on a recovery track, bolstered by higher exports and a robust expansion in private-sector capital investment, this optimistic outlook is nonetheless tempered by a host of risk factors. Weak growth in consumer spending, soaring prices of raw materials such as crude oil and steel, as well as exchange rate fluctuations, are among the obstacles to growth. Moreover, there is particular concern in the industry about the effects of a tightening monetary policy and skyrocketing crude oil prices on the U.S. economy, as well as the backlash in China resulting from overheated investment.

Despite such challenging economic conditions, we are pleased to report that Toyota Industries has raised its initial earnings forecasts for fiscal 2005. We expect results to surpass initial projections on account of our success in developing new products closely attuned to customer needs, undertaking sales-expansion activities focused mainly on our core businesses and implementing proactive quality-improvement initiatives. We will also promote further cost-reduction activities, progress with global business development, improve management efficiency and strengthen our management foundation while securing profitability.

For fiscal 2005 we forecast consolidated net sales of ¥1.23 trillion (initial forecast of ¥1.15 trillion), up 5.6% over the previous fiscal year; consolidated ordinary income of ¥70.0 billion (initial forecast of ¥60.0 billion), an increase of 18.7%; and consolidated net income of ¥40.0 billion (initial forecast of ¥34.0 billion), up 19.0%. Our forecast is based on an assumed exchange rate of ¥109/US$1.

Note: The financial projections set forth above are based upon a number of assumptions and estimates that, while presented with numerical specificity and considered reasonable by us when taken as a whole, are inherently subject to significant economic, business, competitive, regulatory and operational uncertainties, contingencies and risks, many of which are beyond our control. Financial projections are necessarily speculative in nature, and it can be expected that one or more of the assumptions underlying the projections will prove not to be valid, and unanticipated events and circumstances are likely to occur. Actual results will vary from the financial projections and those variations may be material. Consequently, this report should not be regarded as a representation by us or any other person that the financial projections will be achieved. Current negative market trends in the global economy make it particularly difficult at present to predict product demand and other related matters.

Maximizing Shareholder Value

The management team of Toyota Industries believes its most critical mission is to continually maximize shareholder value over the medium and long terms. In fulfilling this mission, we are working to expand business in the short term while strengthening medium- to long-term profitability. To this end, we will strategically manage our businesses, cultivate personnel who are well versed in the TPS — the source of our competitiveness — and establish efficient management systems that encompass the head office organization. Determined to win the trust of society as a good corporate citizen, we will also actively implement environmental protection and social contribution activities. Concurrently, we will earnestly promote compliance and corporate governance initiatives.

In closing, we ask our shareholders for your continued support and guidance.

December 2004

Akira Yokoi
Chairman

Tadashi Ishikawa
President

This section highlights Toyota Industries' activities from April to the beginning of November 2004.

New Products

Full Model Changes to 10- to 24-ton Internal Combustion Counterbalanced Forklift Trucks

In August 2004, TOYOTA Material Handling Company made a full model change on all 14 models of 10- to 24-ton internal combustion counterbalanced forklift trucks and began selling these in Japan and designated countries* overseas. These forklift trucks are the world's first models in their class to be fitted with a diesel turbo engine with an electronic common rail fuel injection system, which features the industry's highest level of power output, excellent fuel economy and clean exhaust emissions.

In addition to improved operational efficiency, the forklift trucks also incorporate a host of new functions for enhanced safety and easier vehicle operation, such as a full-floating, highly airtight cabin that significantly reduces vibration and noise.

** Available in Algeria, Australia, Indonesia, Malaysia, New Zealand, the Philippines, Saudi Arabia, Singapore, South Africa, Taiwan, Thailand and CIS countries. The 15- to 24-ton models are available overseas for the first time.*

Exhibitions

Products Showcased at 11th World Congress on ITS Nagoya, Aichi 2004

Toyota Industries exhibited its leading-edge intelligent transport system (ITS) technologies at the 11th World Congress on ITS Nagoya, Aichi 2004 held from October 19 to 24, 2004 at the Nagoya International Exhibition Hall. Our exhibit was based on the theme "Indoor ITS technology that promotes safety, environmental awareness and convenience in society and daily life."

Our exhibition booth featured a model distribution center that introduced an array of products and technologies. These included our proprietary Warehouse Management System (WMS) that can comprehensively monitor work operations of staff during receiving, storing and shipping of goods, as well as enhance efficiency and safety of forklift truck operations and coordinate trucks and other types of delivery. Also on display were forklift trucks equipped with such functions as location detection systems, mounted terminals and front and rear monitors that enhance safety and work efficiency; efficient picking systems that utilize radio frequency identification (RFID) tags; and other leading-edge electronics technologies that support these products.



Cutting-Edge, Energy-Efficient, Environment-Friendly Technologies Showcased at the 38th Tokyo Motor Show 2004

Toyota Industries showcased a range of products and technologies at the 38th Tokyo Motor Show held from November 2 to 7, 2004 at Makuhari Messe on the outskirts of Tokyo. Under the theme "Connecting People Worldwide," we showcased products that contribute to environmental protection, higher efficiency and lower costs in a diverse range of situations involving the global movement of people and goods from production sites to consumers and end users. We also introduced the environment-friendly and electronics technologies that support such products. The main products on display included state-of-the-art car air-conditioning compressors such as variable displacement compressors for buses, power electronics components for automobiles and electronic components such as wireless LAN modules, radio tuners and white organic light-emitting diode (OLED) light sources. Also exhibited were hand pallet trucks, electric pallet trucks and other warehouse trucks from BT Industries AB and aerial work platforms from Aichi Corporation.


TOYOTA
TOYOTA

Environmental Protection

Publication of Social & Environmental Report 2004



Social & Environmental Report

In August 2004, Toyota Industries published its Social & Environmental Report 2004, which contains easy-to-understand explanations of our approach toward environmental preservation. This is the sixth such report we have published since our first Environmental Report in 1999. Beginning in 2004, we added information about our social contribution activities and renamed the publication the Social & Environmental Report. It includes an overview of our compliance and quality-assurance structures as well as a look at our efforts to create a healthy and comfortable workplace and strengthen human resource development.

The contents of the Social & Environmental Report 2004, together with details of our recent activities and related matters, are posted on our Web site (*http://www.toyota-industries.com/environment/*).

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is based on information known to management as of November 30, 2004. It includes forward-looking statements concerning the expected future performance of Toyota Industries. Please refer to "Cautionary Statement with Respect to Forward-Looking Statements" at the beginning of this semiannual report, which pertains to the report as a whole.

Results of Operations

Net Sales

In the six months ended September 30, 2004 (the "term"), the Japanese economy achieved a stable recovery, as growth in exports was accompanied by an increase in private-sector capital investment while consumer spending showed a modest upswing. Overseas, an overall economic recovery spread amid continued growth in the U.S. economy and a moderate rebound in the European economy.

Under these conditions, Toyota Industries' consolidated net sales amounted to ¥607.1 billion, up ¥37.5 billion, or 6.6%, over the six months ended September 30, 2003 (the "previous term").

Toyota Industries' net sales for the term by geographical segment are as follows.

Net sales for each geographical segment do not include intersegment transactions.

Japan

Net sales totaled ¥398.5 billion, an increase of ¥15.1 billion, or 3.9%, over the previous term. This increase was due primarily to higher unit sales in the Materials Handling Equipment Segment.

North America

Net sales totaled ¥105.5 billion, an increase of ¥5.2 billion, or 5.2%, over the previous term. This increase was mainly the result of growth in sales volumes by car air-conditioning compressor manufacturing subsidiaries.

Europe

Net sales totaled ¥90.1 billion, an increase of ¥8.5 billion, or 10.5%, over the previous term. This increase primarily reflected higher unit sales of forklift truck manufacturing subsidiaries and car air-conditioning compressor manufacturing subsidiaries.

Others

Net sales totaled ¥13.0 billion, an increase of ¥8.7 billion, or 202.9%, over the previous term.

* Please refer to "Letter to Shareholders" for results by business segment.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for the term totaled ¥505.9 billion, an increase of ¥27.3 billion, or 5.7%, over the previous term.

Selling, general and administrative expenses totaled ¥71.1 billion, an increase of ¥7.1 billion, or 11.0%, over the previous term.

Non-Operating Income and Expenses

Non-operating income was ¥18.9 billion, an increase of ¥2.9 billion, or 18.0%, over the previous term. This increase resulted mainly from an increase in dividends from Toyota Motor Corporation ("TMC") and higher equity in earnings of ST Liquid Crystal Display Corp.

Non-operating expenses decreased ¥2.8 billion, or 21.3%, to ¥10.1 billion.

Extraordinary Losses

Toyota Industries decided to implement an early application of accounting for impairment of fixed assets ahead of schedule for the year ending March 31, 2006. As a result, Toyota Industries recorded impairment loss of fixed assets in the amount of ¥0.4 billion as an extraordinary loss. (see note 2 (8))

Income Taxes

Net of current and deferred income taxes, income taxes for the term totaled ¥12.3 billion, an increase of ¥2.1 billion, or 20.6%, over the previous term.

Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries increased ¥0.6 billion, or 35.3%, to ¥2.3 billion, reflecting an increase in net income of consolidated subsidiaries.

Net Income

Net income for the term was ¥23.9 billion, an increase of ¥6.8 billion, or 40.1%, over the previous term. Net income per share (EPS) was ¥75.31 compared with ¥58.12 for the previous term, and diluted net income per share was ¥75.28 compared with ¥51.65 for the previous term.

Financial Position

Total assets at the end of the term stood at ¥2,173.3 billion, an increase of ¥161.3 billion, or 8.0%, over the previous fiscal year ended March 31, 2004 ("fiscal 2004"). This increase was attributable mainly to an increase in investments and other assets.

Current assets were ¥369.1 billion, an increase of ¥19.2 billion over fiscal 2004, due mainly to increases in trade

notes and accounts receivable, up ¥6.0 billion, and in inventories, up ¥9.0 billion.

Property, plant and equipment was ¥410.0 billion, an increase of ¥20.6 billion, or 5.3%, over fiscal 2004. Intangible assets decreased ¥3.9 billion, or 3.9%, to ¥95.9 billion, due to a decrease in goodwill.

Investments and other assets increased ¥125.5 billion, or 10.7%, to ¥1,298.3 billion. This increase was mainly the result of an increase in the market prices of shares of Toyota Group companies, including TMC, held by Toyota Industries.

Current liabilities stood at ¥366.2 billion, an increase of ¥39.9 billion, or 12.2%, over fiscal 2004. Current portion of bonds increased ¥20.3 billion since certain corporate bonds became due to mature within one year.

Long-term liabilities were ¥670.6 billion, an increase of ¥36.7 billion, or 5.8%, over fiscal 2004. Deferred tax liabilities increased ¥42.0 billion as a result of an increase in market value of investment securities.

Minority interest in consolidated subsidiaries increased ¥3.3 billion, or 9.4%, to ¥38.2 billion.

Shareholders' equity stood at ¥1,098.2 billion, an increase of ¥81.5 billion, or 8.0%, over fiscal 2004. Net unrealized gain on other securities increased ¥64.8 billion.

The ratio of shareholders' equity to total assets was 50.5%.

Cash Flows

Cash flows from operating activities increased ¥45.2 billion during the term, due largely to income before income taxes in the amount of ¥38.5 billion. Net cash provided by operating activities increased ¥12.9 billion from ¥32.3 billion during the same period of fiscal 2004. Cash flows from investing activities resulted in a ¥55.0 billion decrease in cash during the term, attributable primarily to payments for purchases of property, plant and equipment amounting to ¥45.9 billion. Net cash used in investing activities increased ¥18.5 billion from ¥36.4 billion during the same period of fiscal 2004. Cash flows from financing activities resulted in a ¥9.4 billion increase in cash during the term, due mainly to proceeds from long-term loans in an amount of ¥7.8 billion. Net cash provided by financing activities increased ¥66.2 billion from ¥56.8 billion in net cash used in financing activities for the same period of fiscal 2004, when repayments of bonds and payments to convertible bond redemption funds were posted.

After translation adjustments, cash and cash equivalents as of September 30, 2004 stood at ¥76.8 billion, a decrease of ¥0.4 billion, or 0.5%, from the end of fiscal 2004.

Dividend Policy

Toyota Industries' dividend policy is based on maintaining stable dividends while giving full consideration to business performance, the dividend payout ratio and other factors as it makes every effort to meet the expectations of shareholders. Toyota Industries will use retained earnings to improve the competitiveness of its products and augment production capacity in Japan and overseas, as well as to expand into new fields of business and strengthen its corporate constitution in securing future profits for its shareholders. It will also use retained earnings to repurchase its own shares.

The Board of Directors of Toyota Industries Corporation voted to distribute an interim cash dividend of ¥13.0 per common share, an increase of ¥1.0 over the previous term.

Consolidated Balance Sheets

Toyota Industries Corporation
As of September 30 and March 31, 2004, and September 30, 2003 (unaudited)

	Millions of yen			Thousands of U.S. dollars (Note 1)
	September 30	March 31	September 30	September 30
ASSETS	**2004**	2004	2003	**2004**
Current assets:				
Cash and cash equivalents (Note 3)	**¥ 76,828**	¥ 77,212	¥ 72,886	**$ 691,833**
Trade notes and accounts receivable (Note 3)	**150,569**	144,575	138,666	**1,355,867**
Short-term investments (Note 7)	**139**	228	236	**1,252**
Inventories	**86,525**	77,574	77,993	**779,154**
Deferred tax assets	**19,879**	17,534	13,262	**179,009**
Other current assets	**37,524**	35,128	94,234	**337,901**
Less — allowance for doubtful accounts	**(2,365)**	(2,337)	(2,233)	**(21,297)**
Total current assets	**369,099**	349,914	395,044	**3,323,719**
Fixed assets:				
Property, plant and equipment:				
Buildings and structures (Note 3)	**129,127**	124,423	121,769	**1,162,783**
Machinery, equipment and vehicles (Note 3)	**170,712**	160,787	162,247	**1,537,253**
Tools, furniture and fixtures	**15,806**	15,565	16,055	**142,332**
Land	**72,290**	71,787	66,431	**650,968**
Construction in progress	**22,036**	16,835	15,352	**198,433**
Total property, plant and equipment	**409,971**	389,397	381,854	**3,691,769**
Intangible assets:				
Software	**12,156**	11,993	10,340	**109,464**
Goodwill	**83,769**	87,863	91,026	**754,336**
Total intangible assets	**95,925**	99,856	101,366	**863,800**
Investments and other assets:				
Investments in securities (Notes 3 and 7)	**1,211,168**	1,095,031	948,368	**10,906,511**
Unconsolidated subsidiaries and affiliated companies	**28,805**	23,208	15,736	**259,388**
Long-term loans	**9,625**	9,756	9,905	**86,673**
Long-term prepaid expenses	**13,726**	13,554	13,859	**123,602**
Deferred tax assets	**6,075**	3,538	3,481	**54,705**
Other investments and other assets	**29,202**	27,991	31,588	**262,962**
Less — allowance for doubtful accounts	**(267)**	(250)	(226)	**(2,404)**
Total investments and other assets	**1,298,334**	1,172,828	1,022,711	**11,691,437**
Total fixed assets	**1,804,230**	1,662,081	1,505,931	**16,247,006**
Total assets	**¥2,173,329**	¥2,011,995	¥1,900,975	**$19,570,725**

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen			Thousands of U.S. dollars (Note 1)
	September 30	March 31	September 30	September 30
	2004	2004	2003	**2004**
Current liabilities:				
Trade notes and accounts payable	**¥ 134,553**	¥ 129,822	¥ 124,713	**$ 1,211,643**
Short-term loans (Note 3)	**75,672**	70,442	94,593	**681,423**
Commercial paper	**15,000**	15,000	30,000	**135,074**
Current portion of bonds (Note 3)	**20,300**	–	–	**182,801**
Other payables	**18,573**	19,067	15,652	**167,249**
Accrued expenses	**55,116**	51,587	49,183	**496,317**
Accrued income taxes	**13,551**	8,845	6,089	**122,026**
Deposits received from employees	**19,862**	19,497	19,288	**178,856**
Deferred tax liabilities	**3,145**	2,743	1,912	**28,321**
Other current liabilities (Note 3)	**10,476**	9,334	10,899	**94,337**
Total current liabilities	**366,248**	326,337	352,319	**3,298,047**
Long-term liabilities:				
Bonds (Note 3)	**180,000**	200,300	200,300	**1,620,891**
Long-term debt (Note 3)	**41,389**	35,225	35,188	**372,706**
Deferred tax liabilities	**388,322**	346,336	288,999	**3,496,821**
Allowance for retirement benefits	**42,486**	34,264	34,000	**382,584**
Other long-term liabilities	**18,448**	17,843	16,571	**166,124**
Total long-term liabilities	**670,645**	633,968	575,058	**6,039,126**
Total liabilities	**1,036,893**	960,305	927,377	**9,337,173**
Minority interest in consolidated subsidiaries	**38,220**	34,926	33,732	**344,169**
Shareholders' equity:				
Common stock:				
Authorized — 1,091,245,000 shares				
Issued — 325,840,640 shares as of September 30, 2004 325,840,640 shares as of March 31, 2004 325,840,640 shares as of September 30, 2003	**80,463**	80,463	80,463	**724,565**
Capital surplus	**105,621**	105,743	105,742	**951,112**
Retained earnings	**310,055**	294,672	282,049	**2,792,031**
Net unrealized gains on other securities (Note 7)	**598,869**	534,079	447,192	**5,392,787**
Translation adjustments	**19,967**	19,783	25,320	**179,802**
Treasury stock at cost — 7,620,759 shares as of September 30, 2004 8,174,958 shares as of March 31, 2004 506,469 shares as of September 30, 2003	**(16,759)**	(17,976)	(900)	**(150,914)**
Total shareholders' equity	**1,098,216**	1,016,764	939,866	**9,889,383**
Total liabilities and shareholders' equity	**¥2,173,329**	¥2,011,995	¥1,900,975	**$19,570,725**

Consolidated Statements of Income

Toyota Industries Corporation
For the six months ended September 30, 2004 and 2003 (unaudited)

	Millions of yen		Thousands of U.S. dollars (Note 1)
	For the six months ended September 30		For the six months ended September 30
	2004	2003	**2004**
Net sales	**¥607,064**	¥569,588	**$5,466,583**
Cost of sales	**505,903**	478,576	**4,555,633**
Gross profit	**101,161**	91,012	**910,950**
Selling, general and administrative expenses	**71,062**	63,993	**639,910**
Operating income	**30,099**	27,019	**271,040**
Non-operating income:			
Interest income	**3,935**	4,173	**35,434**
Dividends income	**7,061**	5,604	**63,584**
Other non-operating income	**7,937**	6,268	**71,473**
Non-operating expenses:			
Interest expenses	**(4,590)**	(4,970)	**(41,333)**
Other non-operating expenses	**(5,552)**	(7,925)	**(49,995)**
Ordinary income	**38,890**	30,169	**350,203**
Extraordinary gains:			
Gain on transfer to a defined contribution pension plan	**–**	621	**–**
Extraordinary losses:			
Impairment loss of fixed assets (Notes 2(8) and 5)	**(414)**	–	**(3,728)**
Provision for retirement and serverance benefits for directors and corporate auditors	**–**	(1,852)	**–**
Income before income taxes	**38,476**	28,938	**346,475**
Income taxes – current	**15,483**	8,504	**139,424**
Income taxes – deferred	**(3,233)**	1,652	**(29,113)**
Minority interest in consolidated subsidiaries	**2,281**	1,686	**20,540**
Net income	**¥ 23,945**	¥ 17,096	**$ 215,624**

	Yen		U.S. dollars
Net income per share — basic	**¥75.31**	¥58.12	**$0.68**
Net income per share — diluted	**75.28**	51.65	**0.68**
Cash dividends per share	**13.00**	12.00	**0.12**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity

Toyota Industries Corporation
For the six months ended September 30, 2004 and 2003 (unaudited)

	Number of shares (Thousands)	Millions of yen					
		Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock at cost
Balance at March 31, 2003	313,324	¥68,047	¥ 89,365	¥269,381	¥331,668	¥16,890	¥ (36,483)
Net income	–	–	–	17,096	–	–	–
Cash dividends	–	–	–	(3,513)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(290)	–	–	–
Net unrealized gains on other securities	–	–	–	–	115,524	–	–
Foreign currency translation adjustments	–	–	–	–	–	8,430	–
Conversions of convertible bonds	12,517	12,416	12,416	–	–	–	–
Other	–	–	3,961	(625)	–	–	35,583
Balance at September 30, 2003	325,841	80,463	105,742	282,049	447,192	25,320	(900)
Balance at March 31, 2004	325,841	80,463	105,743	294,672	534,079	19,783	(17,976)
Net income	–	–	–	**23,945**	–	–	–
Cash dividends	–	–	–	**(3,812)**	–	–	–
Bonuses to directors and corporate auditors	–	–	–	**(331)**	–	–	–
Net unrealized gains on other securities	–	–	–	–	**64,790**	–	–
Foreign currency translation adjustments	–	–	–	–	–	**184**	–
Conversions of convertible bonds	–	–	–	–	–	–	–
Other	–	–	**(122)**	**(4,419)**	–	–	**1,217**
Balance at September 30, 2004	**325,841**	**¥80,463**	**¥105,621**	**¥310,055**	**¥598,869**	**¥19,967**	**¥(16,759)**

	Thousands of U.S. dollars (Note 1)					
	Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock at cost
Balance at March 31, 2004	$724,565	$952,211	$2,653,508	$4,809,356	$178,145	$(161,873)
Net income	–	–	**215,624**	–	–	–
Cash dividends	–	–	**(34,327)**	–	–	–
Bonuses to directors and corporate auditors	–	–	**(2,981)**	–	–	–
Net unrealized gains on other securities	–	–	–	**583,431**	–	–
Foreign currency translation adjustments	–	–	–	–	**1,657**	–
Conversions of convertible bonds	–	–	–	–	–	–
Other	–	**(1,099)**	**(39,793)**	–	–	**10,959**
Balance at September 30, 2004	**$724,565**	**$951,112**	**$2,792,031**	**$5,392,787**	**$179,802**	**$(150,914)**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Toyota Industries Corporation
For the six months ended September 30, 2004 and 2003 (unaudited)

	Millions of yen		Thousands of U.S. dollars (Note 1)
	For the six months ended September 30		For the six months ended September 30
	2004	2003	**2004**
Cash flows from operating activities:			
Income before income taxes	**¥ 38,476**	¥ 28,938	**$ 346,475**
Adjustments to reconcile income before income taxes to net cash provided by operating activities:			
Depreciation and amortization	**32,708**	30,562	**294,534**
Impairment loss of fixed assets	**414**	–	**3,728**
Increase (decrease) in allowance for doubtful accounts	**24**	(33)	**216**
Interest and dividends income	**(10,996)**	(9,777)	**(99,018)**
Interest expenses	**4,590**	4,970	**41,333**
Equity in net earnings of affiliates	**(4,211)**	(247)	**(37,920)**
Increase in receivables	**(5,296)**	(3,988)	**(47,690)**
(Increase) decrease in inventories	**(8,527)**	1,258	**(76,785)**
Increase (decrease) in payables	**3,705**	(4,360)	**33,363**
Others, net	**(1,400)**	(2,104)	**(12,608)**
Subtotal	**49,487**	45,219	**445,628**
Interest and dividends income received	**11,026**	9,433	**99,289**
Interest expenses paid	**(4,557)**	(5,082)	**(41,036)**
Income taxes paid	**(10,757)**	(17,227)	**(96,866)**
Net cash provided by operating activities	**45,199**	32,343	**407,015**
Cash flows from investing activities:			
Payments for purchases of marketable securities	–	(44)	–
Proceeds from sales of marketable securities	–	2,703	–
Payments for purchases of property, plant and equipment	**(45,870)**	(29,752)	**(413,057)**
Proceeds from sales of property, plant and equipment	**986**	1,749	**8,879**
Payments for purchases of investment securities	**(9,030)**	(10,075)	**(81,315)**
Proceeds from sales of investment securities	**1,101**	2,199	**9,914**
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	–	2,294	–
Payments for loans made	**(840)**	(2,526)	**(7,564)**
Proceeds from collections of loans	**1,943**	2,702	**17,497**
Payments for acquisition of business	–	(944)	–
Other, net	**(3,256)**	(4,724)	**(29,320)**
Net cash used in investing activities	**(54,966)**	(36,418)	**(494,966)**
Cash flows from financing activities:			
Increase in short-term loans	**5,740**	9,658	**51,688**
Proceeds from issuance of commercial paper	–	30,000	–
Proceeds from long-term loans	**7,773**	1,335	**69,995**
Repayments of long-term loans	**(2,140)**	(5,726)	**(19,271)**
Repayments of bonds	–	(31,677)	–
Payments to convertible bond redemption funds	–	(56,670)	–
Payments for purchase of treasury stocks	**(17)**	(12)	**(153)**
Cash dividends paid	**(3,813)**	(3,510)	**(34,336)**
Cash dividends paid for minority shareholders	**(486)**	(253)	**(4,376)**
Other, net	**2,365**	74	**21,297**
Net cash provided by (used in) financing activities	**9,422**	(56,781)	**84,844**
Translation adjustments of cash and cash equivalents	**(39)**	577	**(351)**
Net decrease in cash and cash equivalents	**(384)**	(60,279)	**(3,458)**
Cash and cash equivalents at beginning of period	**77,212**	136,929	**695,291**
Net decrease in cash and cash equivalents due to change in subsidiaries' year-ends	–	(3,764)	–
Cash and cash equivalents at end of period	**¥ 76,828**	¥ 72,886	**$ 691,833**

The accompanying notes are an integral part of these financial statements.

1. Basis of presenting consolidated financial statements

The accompanying interim consolidated financial statements have been prepared based on the accounts maintained by Toyota Industries Corporation (the "Company"), and its consolidated subsidiaries (together, hereinafter referred to as "Toyota Industries") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

Certain items presented in the interim consolidated financial statements submitted to the Director of Kanto Finance Bureau in Japan have been reclassified in these accounts for the convenience of readers outside Japan.

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥111.05=US$1, the approximate rate of exchange prevailing at September 30, 2004, has been used in translation. The inclusion of such amounts are not intended to imply that the Japanese yen actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars at this rate or any other rates.

2. Summary of significant accounting policies

(1) Consolidation

The interim consolidated financial statements include the accounts of the Company and its 142 subsidiaries (41 domestic subsidiaries and 101 overseas subsidiaries, which are listed on pages 24 and 25) as of September 30, 2004 and 132 subsidiaries (39 domestic subsidiaries and 93 overseas subsidiaries) as of September 30, 2003. The unconsolidated subsidiaries are excluded from consolidation because such subsidiaries would have no material effect on the consolidated financial statements of Toyota Industries, or Toyota Industries' owning a majority of such subsidiaries' shares is temporary.

For the six-month period ended September 30, 2004, four subsidiaries were newly added to the scope of consolidation and two companies were excluded from the scope of the consolidation because of merger and acquisition.
For the six-month period ended September 30, 2003, 14 subsidiaries were newly added to the scope of consolidation. One unconsolidated subsidiary is excluded from the scope of consolidation because majority ownership of this subsidiary is temporary.

The interim periods of certain subsidiaries are different from the interim period of the Company. Since the difference is not more than three months, the Company is using those subsidiaries' statements for their interim periods, making adjustments for significant transactions that materially affect the financial position or results of operations.

All significant intercompany transactions, balances and unrealized profits within Toyota Industries have been eliminated.

A full portion of the assets and liabilities of the acquired subsidiaries is stated at fair value as of the date of acquisition of control.

(2) Investments in unconsolidated subsidiaries and affiliates

Investments in one unconsolidated subsidiary and 19 affiliates as of September 30, 2004 and investments in one unconsolidated subsidiary and 18 affiliates as of September 30, 2003 are accounted for by the equity method of accounting.

Investments in unconsolidated subsidiaries and affiliates not accounted for by the equity method are stated at cost due to their insignificant effect on the consolidated financial statements.

The major affiliates accounted for by the equity method are listed on page 25.

(3) Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

(4) Marketable securities and investment in securities

Toyota Industries classifies securities into four categories by purpose of holding: trading securities, held-to-maturity securities, other securities and investments in unconsolidated subsidiaries and affiliates. Toyota Industries did not have trading securities or held-to-maturity securities as of September 30, 2004 and 2003.

Other securities with readily determinable fair values are stated at fair value based on market prices at the end of the year. Unrealized gains and losses are included in "Net unrealized gains on other securities" as a separate component of shareholders' equity. Cost of sales of such securities is determined by the moving-average method. Other securities without readily determinable fair values are stated at cost, as determined by the moving-average method.

Investments in unconsolidated subsidiaries and affiliates are accounted for by the equity method (see Note 2 (2)).

(5) Inventories

Inventories are stated mainly at cost determined by the moving-average method.

(6) Property, plant and equipment, and depreciation

Property, plant and equipment are stated at cost.
Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method for the Company and Japanese subsidiaries and by the straight-line method for foreign subsidiaries.

Significant renewals and additions are capitalized at cost. Repair and maintenance are charged to income as incurred. Accumulated depreciation as of September 30, 2004 and 2003 was ¥527,408 million (US$4,749,284 thousand) and ¥498,227 million, respectively.

(7) Intangible assets and amortization

Amortization of intangible assets is computed using the straight-line method. Software costs for internal use are amortized by the straight-line method over their expected useful lives (mainly five years).

Goodwill, if material, is amortized principally over less than 20 years on a straight-line basis, while immaterial goodwill is charged to income as incurred.

(8) Impairment on fixed assets

Toyota Industries applied Accounting Standards for Impairment on Fixed Assets (Opinions Concerning Establishment of Accounting Standards for Impairment of Fixed Assets) issued on August 9, 2002 by the Business Accounting Council in Japan, and the application guideline for Accounting Standards for Impairment of Fixed Assets (the Financial Accounting Standard Implementation Guideline No. 6 issued on October 31, 2003), to the consolidated financial statements for fiscal 2005, as early adoption of such standards and guidelines, which shall be effective for fiscal years beginning on and after April 1, 2005, is permitted for the consolidated accounting for the fiscal year ending March 31, 2005.

Calculation of the impairment of fixed assets is based on reasonable and supportable assumptions and projection of the grouping of assets and recoverable value, with due consideration for the specific condition of each company.

The recoverable amount of assets is calculated based on net selling price.

(9) Allowances for doubtful accounts

Toyota Industries adopted the policy of providing an allowance for doubtful accounts in an amount sufficient to cover possible losses on collection by estimating individually uncollectible amounts and applying to the remaining accounts a percentage determined by certain factors such as historical collection experiences.

(10) Deferred charges

Stock issuance costs and bond issuance costs are expensed as incurred.

(11) Allowance for retirement benefits

Toyota Industries accrues an amount which is considered to be incurred in the period based on the estimated benefit obligations and estimated pension assets at the end of the period. To provide for the retirement benefits for directors and corporate auditors, an amount which is calculated at the end of the period as required by an internal rule describing the retirement benefits for directors and corporate auditors is accrued.

(12) Lease transactions

Finance leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for mainly by a method similar to that applicable to ordinary operating leases.

(13) Consumption tax

The consumption tax under the Japanese Consumption Tax Law withheld by Toyota Industries on sales of goods is not included in the amount of net sales in the accompanying consolidated statements of income, and the consumption tax paid by Toyota Industries under the law on purchases of goods and services, and expenses is not included in the related amount.

(14) Hedge accounting

(a) Method of hedge accounting

Mainly the deferral method of hedge accounting is applied. In the case of foreign currency forward contracts and foreign currency option contracts, the hedged items are translated at contracted forward rates if certain conditions are met.

(b) Hedging instruments and hedged items

Hedging instruments: derivatives instruments (interest rate swaps, foreign currency forwards and foreign currency option contracts)

Hedged items: risk of change in interest rate on borrowings and risk of change in forward exchange rate on transactions denominated in foreign currencies (assets and liabilities, and forecasted transactions)

(c) Hedging policy

Hedging transactions are executed and controlled based on Toyota Industries' internal rule and Toyota Industries is hedging interest rate risks and foreign currency risks. Toyota Industries' hedging activities are reported periodically to a director responsible for accounting.

(d) Method used to measure hedge effectiveness

Hedge effectiveness is measured by comparing accumulated changes in market prices of hedged items and hedging instruments or accumulated changes in estimated cash flows from the inception of the hedge to the date of measurements performed. Currently it is considered that there are high correlations between them.

(e) Others

Due to the fact that counterparties to Toyota Industries represent major financial institutions which have high creditworthiness, Toyota Industries believes that the overall credit risk related to its financial instruments is insignificant.

(15) Appropriation of retained earnings

In the accompanying consolidated statements of shareholders' equity, the approved amount during the relevant fiscal year is reflected for the appropriation of retained earnings of consolidated subsidiaries. In Japan, the payment of bonuses to directors and corporate auditors is made out of retained earnings through an appropriation, instead of being charged to income for the period.

3. Assets pledged as collateral

(1) Assets pledged as collateral as of September 30, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Investments in securities	**¥35,860**	¥29,804	**$322,918**
Property, plant and equipment	**12,139**	12,099	**109,311**
Machinery, equipment and vehicles	**651**	560	**5,862**
Trade notes and accounts receivable	**365**	211	**3,287**
Cash and cash equivalents	**233**	439	**2,098**
Total	**¥49,248**	¥43,113	**$443,476**

(2) Secured liabilities as of September 30, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Other current liabilities	**¥19,795**	¥19,209	**$178,253**
Short-term bank loans	**4,879**	8,159	**43,935**
Long-term debt	**2,395**	2,249	**21,567**
Current portion of bonds	**300**	–	**2,702**
Bonds	**–**	300	**–**
Total	**¥27,369**	¥29,917	**$246,457**

4. Contingent liabilities

Toyota Industries is contingently liable for guarantees as of September 30, 2004 and 2003 as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Guarantees given by the Company	**¥ –**	¥25,500	**$ –**
Guarantees given by consolidated subsidiaries	**9,417**	9,086	**84,800**
Guarantee forwards given by the Company	**3,149**	3,479	**28,357**

5. Impairment loss of fixed assets

			Millions of yen	Thousands of U.S. dollars
Region	Items	Details of Fixed assets	**2004**	**2004**
Hyogo	One idle property	Building	**¥ 28**	**$ 252**
		Land	**338**	**3,044**
Kagawa	One idle property	Land	**48**	**432**
Total			**¥414**	**$3,728**

6. Leases

(1) Finance leases (as a lessee) which do not transfer ownership of leased properties to lessees

(a) Pro forma information regarding the leased properties such as acquisition cost and accumulated depreciation, which are not reflected in the accompanying consolidated balance sheets under finance leases as of September 30, 2004 and 2003 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Buildings and structures:			
Acquisition cost equivalents	**¥ 5**	¥ –	**$ 45**
Accumulated depreciation equivalents	**5**	–	**45**
Buildings and structures interim period end balance equivalents	**0**	–	**0**
Machinery and equipment:			
Acquisition cost equivalents	**9,495**	9,347	**85,502**
Accumulated depreciation equivalents	**4,693**	4,184	**42,260**
Machinery and equipment interim period end balance equivalents	**4,802**	5,163	**43,242**
Others:			
Acquisition cost equivalents	**4,895**	5,910	**44,079**
Accumulated depreciation equivalents	**3,213**	3,299	**28,933**
Others interim period end balance equivalents	**1,682**	2,611	**15,146**
Total net leased properties	**¥6,484**	¥7,774	**$58,388**

Acquisition cost equivalents include the imputed interest expense portion because the percentage which is computed by dividing future minimum lease payments by total balance of property, plant and equipment, etc., at interim period ends is immaterial.

(b) Pro forma information regarding future minimum lease payments as of September 30, 2004 and 2003 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Due within 1 year	**¥1,559**	¥2,644	**$14,039**
Due after 1 year	**4,925**	5,130	**44,349**
Total	**¥6,484**	¥7,774	**$58,388**

Future minimum lease payments under finance leases include the imputed interest expense portion.

(c) Total lease payments for the six-month periods ended September 30, 2004 and 2003 are as follows:

	Millions of yen	Thousands of U.S. dollars
2004	**¥1,493**	**$13,444**
2003	1,536	13,807

Pro forma depreciation expenses, which are not reflected in the accompanying interim consolidated statements of income, are computed mainly by the straight-line method, which assumes zero residual value and leasing term to be useful lives for the six-month periods ended September 30, 2004 and 2003, and are equivalent to the amount of total lease payments of the above.

(2) Finance leases (as a lessor) which do not transfer ownership of leased properties to lessees

(a) Information regarding leased properties such as acquisition cost and accumulated depreciation under finance leases as of September 30, 2004 and 2003 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Machinery and equipment:			
Acquisition cost	**¥8,288**	¥7,550	**$74,633**
Accumulated depreciation	**4,643**	4,561	**41,810**
Total net leased properties	**¥3,645**	¥2,989	**$32,823**

(b) Pro forma information regarding future minimum lease income as of September 30, 2004 and 2003 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Due within 1 year	**¥1,831**	¥1,899	**$16,488**
Due after 1 year	**2,584**	2,686	**23,269**
Total	**¥4,415**	¥4,585	**$39,757**

Future minimum lease payments under finance leases include the imputed interest expense portion.

(c) Total lease receipts and depreciation for the six-month periods ended September 30, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Total lease payments to be received	**¥1,177**	¥1,087	**$10,599**
Depreciation expenses	**827**	846	**7,447**

(3) Operating leases (as a lessee)

Pro forma future lease payments under operating leases as of September 30, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Due within 1 year	**¥ 3,190**	¥ 3,050	**$ 28,726**
Due after 1 year	**12,936**	14,322	**116,488**
Total	**¥16,126**	¥17,372	**$145,214**

(4) Operating leases (as a lessor)

Pro forma information regarding future minimum rentals under operating leases as of September 30, 2004 and 2003 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Due within 1 year	**¥ 4,510**	¥ 6,156	**$ 40,612**
Due after 1 year	**8,510**	10,979	**76,632**
Total	**¥13,020**	¥17,135	**$117,244**

7. Marketable securities

(1) As of September 30, 2004

(a) Other securities with readily determinable fair value are as follows:

	Millions of yen			Thousands of U.S. dollars		
	Acquisition cost	Carrying amount	Difference	Acquisition cost	Carrying amount	Difference
Stocks	**¥187,422**	**¥1,184,676**	**¥997,254**	**$1,687,726**	**$10,667,951**	**$8,980,225**
Bonds						
Government and municipal bonds, etc.	**0**	**0**	**–**	**0**	**0**	**–**
Other bonds	**1**	**1**	**–**	**9**	**9**	**–**
Total	**¥187,423**	**¥1,184,677**	**¥997,254**	**$1,687,735**	**$10,667,960**	**$8,980,225**

(b) Significant contents and carrying amount of securities (excluding held-to-maturity bonds within securities with fair value) without readily determinable fair value are as follows:

	Millions of yen	Thousands of U.S. dollars
Held-to-maturity securities	**¥ –**	**$ –**
Other securities:		
Domestic unlisted stocks excluding over-the-counter stocks	**26,492**	**238,559**
Money management funds	**20,020**	**180,279**

(2) As of September 30, 2003

(a) Other securities with readily determinable fair value are as follows:

	Millions of yen		
	Acquisition cost	Carrying amount	Difference
Stocks	¥187,291	¥930,939	¥743,648
Bonds			
Government and municipal bonds, etc.	0	0	–
Other bonds	1	1	–
Total	¥187,292	¥930,940	¥743,648

(b) Significant contents and carrying amount of securities (excluding held-to-maturity bonds within securities with fair value) without readily determinable fair value are as follows:

	Millions of yen	Thousands of U.S. dollars
Held-to-maturity securities	¥ –	$ –
Other securities:		
Domestic unlisted stocks excluding over-the-counter stocks	17,476	157,088
Money management funds	67	602

8. Derivative instruments

Notes relating to derivative instruments are omitted, since Toyota Industries has not used derivative instruments for other than hedging.

9. Segment information

(1) Business segments

	Millions of yen		Thousands of U.S. dollars
	For the six months ended September 30		For the six months ended September 30
	2004	2003	**2004**
Sales:			
Automobile			
Outside customer sales	**¥308,667**	¥296,184	**$2,779,533**
Intersegment transactions	**8,814**	7,435	**79,370**
	317,481	303,619	**2,858,903**
Materials handling equipment			
Outside customer sales	**239,910**	216,331	**2,160,378**
Intersegment transactions	**64**	192	**576**
	239,974	216,523	**2,160,954**
Textile machinery			
Outside customer sales	**22,273**	23,824	**200,567**
Intersegment transactions	**10**	7	**90**
	22,283	23,831	**200,657**
Others			
Outside customer sales	**36,214**	33,249	**326,105**
Intersegment transactions	**9,684**	6,803	**87,204**
	45,898	40,052	**413,309**
Subtotal	**625,636**	584,025	**5,633,823**
Elimination of intersegment transactions	**(18,572)**	(14,437)	**(167,240)**
Total	**¥607,064**	¥569,588	**$5,466,583**
Operating costs and expenses:			
Automobile	**¥302,291**	¥288,902	**$2,722,116**
Materials handling equipment	**227,932**	207,671	**2,052,517**
Textile machinery	**22,424**	23,427	**201,927**
Others	**42,559**	36,936	**383,242**
Elimination of intersegment transactions	**(18,241)**	(14,367)	**(164,259)**
Total	**¥576,965**	¥542,569	**$5,195,543**
Operating income (loss):			
Automobile	**¥ 15,190**	¥ 14,717	**$ 136,787**
Materials handling equipment	**12,042**	8,852	**108,437**
Textile machinery	**(141)**	404	**(1,270)**
Others	**3,339**	3,116	**30,067**
Elimination of intersegment transactions	**(331)**	(70)	**(2,981)**
Total	**¥ 30,099**	¥ 27,019	**$ 271,040**

Main products of each segment are as follows:

Automobile	*Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors*
Materials handling equipment	*Counterbalanced forklift trucks, warehouse trucks, skid steer loaders, automated storage and retrieval systems, automatic guided vehicles, special-purpose vehicles*
Textile machinery	*Ring spinning frames, air-jet looms, water-jet looms*
Others	*Ball grid array plastic package substrates for IC chipsets, transportation services*

(2) Geographical segments

	Millions of yen		Thousands of U.S. dollars
	For the six months ended September 30		For the six months ended September 30
	2004	2003	**2004**
Sales:			
Japan			
Outside customer sales	**¥398,524**	¥383,452	**$3,588,690**
Intersegment transactions	**48,300**	40,706	**434,939**
	446,824	424,158	**4,023,629**
North America			
Outside customer sales	**105,517**	100,333	**950,176**
Intersegment transactions	**467**	569	**4,205**
	105,984	100,902	**954,381**
Europe			
Outside customer sales	**90,067**	81,526	**811,049**
Intersegment transactions	**3,619**	3,031	**32,589**
	93,686	84,557	**843,638**
Others			
Outside customer sales	**12,956**	4,277	**116,668**
Intersegment transactions	**1,390**	736	**12,517**
	14,346	5,013	**129,185**
Subtotal	**660,840**	614,630	**5,950,833**
Elimination of intersegment transactions	**(53,776)**	(45,042)	**(484,250)**
Total	**¥607,064**	¥569,588	**$5,466,583**
Operating costs and expenses:			
Japan	**¥421,829**	¥399,972	**$3,798,550**
North America	**102,216**	97,523	**920,450**
Europe	**91,173**	83,076	**821,009**
Others	**14,410**	4,919	**129,762**
Elimination of intersegment transactions	**(52,663)**	(42,921)	**(474,228)**
Total	**¥576,965**	¥542,569	**$5,195,543**
Operating income (loss):			
Japan	**¥ 24,995**	¥ 24,186	**$ 225,079**
North America	**3,768**	3,379	**33,931**
Europe	**2,513**	1,481	**22,629**
Others	**(64)**	94	**(577)**
Elimination of intersegment transactions	**(1,113)**	(2,121)	**(10,022)**
Total	**¥ 30,099**	¥ 27,019	**$ 271,040**

Significant countries belonging to each segment are as follows:

North America .... U.S.A., Canada
Europe .... Sweden, France, Germany
Others .... China, India

Certification by Executive Vice President in Charge of Accounting

I, being Executive Vice President in charge of Accounting, do hereby certify, to the best of my knowledge and following reasonable investigation, that the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Toyota Industries Corporation and its consolidated subsidiaries as of September 30, 2004, and the consolidated results of their operations and cash flows for the six months then ended, in conformity with accounting principles generally accepted in Japan.

December 20, 2004

Koichiro Noguchi
Executive Vice President
Toyota Industries Corporation

Directors and Corporate Auditors

(As of September 30, 2004)

Board of Directors

Chairman

Akira Yokoi*

President

Tadashi Ishikawa*

Executive Vice Presidents

Shozo Nakayama*
Koichiro Noguchi*
Tetsuro Toyoda*
Norio Sato*

Senior Managing Directors

Shiro Endo*
Kazuhiko Takeuchi*
Masazumi Konishi*
Shinjiro Kamimura*
Tatsuo Matsuura*
Iwao Katayama*

*Representative Director

Managing Directors

Shigetaka Yoshida
Masafumi Kato
Yasuharu Toyoda

Honorary Chairman

Yoshitoshi Toyoda

Directors

Tatsuro Toyoda
Kimpei Mitsuya
Hiroya Kono
Kazunori Yoshida
Kenji Takenaka
Kosaku Yamada
Satoshi Kaseda
Shoji Shimo
Yutaka Murodono
Ryoji Inoue
Hirofumi Tsuji
Yukio Yamakita
Takaki Ogawa
Kazue Sasaki

Corporate Auditors

Standing Corporate Auditors

Shigetaka Mitomo
Masanori Ito

Corporate Auditors

Kosuke Ikebuchi
Kosuke Shiramizu
Masaaki Furukawa

(As of September 30, 2004)

Consolidated Subsidiaries

	Location	Capital (thousands of the local currency)	Equity Ownership
Japan			
Aichi Corporation Group *1 (4 companies)	–	–	–
TIBC Corporation	Aichi	¥3,250,000	60.0%
TOYOTA L&F Tokyo Co., Ltd.	Tokyo	¥350,000	90.0%
Logistics Planning Tokyo Co., Ltd.	Tokyo	¥10,000	100.0%
Altex Co., Ltd.	Shizuoka	¥200,000	75.0%
Sun River Co., Ltd.	Osaka	¥150,000	100.0%
Izumi Machine Mfg. Co., Ltd.	Aichi	¥150,000	60.7%
TOYOTA L&F Keiji Co., Ltd.	Kyoto	¥140,000	65.0%
Tokyu Co., Ltd.	Aichi	¥135,000	63.3%
Mino Tokyu Co., Ltd.	Gifu	¥18,000	93.4%
Advanced Logistics Solutions Co., Ltd.	Aichi	¥100,000	100.0%
ALTRAN Corporation	Aichi	¥100,000	60.0%
Teion Shokuhin Ryutsu Inc.	Tokyo	¥55,000	60.0%
Toyoda High System, Incorporated	Aichi	¥100,000	90.0%
Nishina Industrial Co., Ltd.	Nagano	¥100,000	69.2%
Suzaka Nishina Industrial Co., Ltd.	Nagano	¥50,000	96.8%
Tokaiseiki Co., Ltd.	Shizuoka	¥98,000	92.1%
Logistec Co., Ltd.	Aichi	¥90,000	100.0%
Taikoh Transportation Group *2 (5 companies)	–	–	–
SKE Inc.	Aichi	¥78,500	100.0%
SK Maintenance Inc.	Aichi	¥50,000	70.0%
Iwama Loom Works, Ltd.	Aichi	¥49,920	100.0%
Kawamoto System Corporation	Aichi	¥47,000	100.0%
TOYOTA L&F Shizuoka Co., Ltd.	Shizuoka	¥30,000	90.0%
Hara Corporation	Gifu	¥23,193	100.0%
Mizuho Industry Co., Ltd.	Aichi	¥20,000	93.8%
Sun Valley Inc.	Aichi	¥22,500	100.0%
Sun Staff, Inc.	Aichi	¥20,000	100.0%
Tokai System Institute Corp.	Aichi	¥10,000	100.0%
Shine's Inc.	Aichi	¥10,000	100.0%
ALT Logistics Co., Ltd.	Aichi	¥20,000	60.0%
KTL Co., Ltd.	Tokyo	¥100,000	50.5%
Toyota Industries Well Support Corporation	Aichi	¥10,000	100.0%
TF Logistics Co., Ltd.	Tokyo	¥100,000	51.0%

*1 *Aichi Corporation Group comprises Aichi Corporation, its four subsidiaries and two affiliates. Aichi Corporation is capitalized at 10,425 million yen. Toyota Industries Corporation holds 51.0% of the outstanding shares of Aichi Corporation. Aichi Corporation moved its headquarters from Aichi Prefecture to Saitama Prefecture on October 1, 2004.*

*2 *Taikoh Transportation Group comprises Taikoh Transportation Co., Ltd. and its four subsidiaries. Taikoh Transportaion Co., Ltd. is headquartered in Aichi and capitalized at 83,985 thousand yen. Toyota Industries Corporation holds 50.2% of the outstanding shares of Taikoh Transportation Co., Ltd.*

*3 *Toyota Industries Sweden AB is a holding company which holds a 100% share of BT Industries AB and Toyota Industries Finance International AB.*

*4 *BT Industries Group comprises BT Industries AB, its 63 subsidiaries and 15 affiliates. BT Industries AB is headquartered in Mjölby Sweden and capitalized at SEK560 million.*

*5 *Toyota Industries North America, Inc. is a holding company that exercises control over Toyota Industrial Equipment Mfg., Inc., Toyota Material Handling USA, Inc., ACTIS Manufacturing, Ltd. LLC, Toyota-Lift of Los Angeles, Inc., Toyoda Textile Machinery, Inc., Toyota Industries Personnel Service of America, Inc. and TD Automotive Compressor Georgia, LLC.*

*6 *Toyota Industries Corporation Australia Group comprises Toyota Industries Corporation Australia Pty Limited and its eight subsidiaries. Toyota Industries Corporation Australia Pty Limited is headquartered in Sydney, Australia and capitalized at AUD12 million. Toyota Industries Corporation holds 100.0% of the outstanding shares of Toyota Industries Corporation Australia Pty Limited.*

*7 *BT Industries AB temporarily holds more than a 50% share of the capital of one subsidiary.*

Note: ¥–Japanese yen; SEK–Swedish krona; U.S.$–U.S. dollar; EUR–Euro; Rs–Indian rupee; NOK–Norwegian krone; DKK–Danish krone; GBP–British Pound; AUD–Australian dollar; R$–Brazilian real; SFR–Swiss franc

	Location	Capital (thousands of the local currency)	Equity Ownership
Outside Japan			
Toyota Industries Sweden AB *3	Mjölby, Sweden	SEK6,652,977	100.0%
BT Industries Group *3*4 (63 companies)	–	–	–
Toyota Industries Finance International AB *3	Mjölby, Sweden	SEK25,000	100.0%
Michigan Automotive Compressor, Inc.	Parma, Michigan, U.S.A.	US$146,000	60.0%
Toyota Industries North America, Inc. *5	Schaumburg, Illinois, U.S.A.	US$37,900	100.0%
Toyota Industrial Equipment Mfg., Inc. *5	Columbus, Indiana, U.S.A.	US$60,000	100.0%
Toyota Material Handling USA, Inc. *5	Irvine, California, U.S.A.	US$12,500	100.0%
ACTIS Manufacturing, Ltd. LLC *5	Grapevine, Texas, U.S.A.	US$2,000	60.0%
Toyota-Lift of Los Angeles, Inc. *5	Santa Fe Springs, California, U.S.A.	US$1,500	100.0%
Toyoda Textile Machinery, Inc. *5	Charlotte, North Carolina, U.S.A.	US$1,300	100.0%
Toyota Industries Personnel Service of America, Inc. *5	Schaumburg, Illinois, U.S.A.	US$100	100.0%
Aichi Corporation Group *1 (1 company)	–	–	–
TD Automotive Compressor Georgia, LLC *5	Jefferson, Georgia, U.S.A.	US$100,000	65.0%
TD Deutsche Klimakompressor GmbH	Straßgräbchen, Germany	EUR20,452	65.0%
Kirloskar Toyoda Textile Machinery Limited	Bangalore, Karnataka, India	Rs2,426,200	95.1%
Toyota Industry (Kunshan) Co., Ltd.	Kunshan, Jiangsu, China	US$16,000	70.0%
Toyota Material Handling (Shanghai) Co., Ltd.	Shanghai, China	US$1,000	70.0%
Toyota Industry Automotive Parts (Kunshan) Co., Ltd.	Kunshan, Jiangsu, China	US$12,500	60.0%
Toyota Truck Norge AS	Trondheim, Norway	NOK110,000	100.0%
Toyota Truckutleie Norge AS	Trondheim, Norway	NOK100	100.0%
Toyota Truck Danmark A/S	Vejle, Denmark	DKK9,000	100.0%
Toyota Truckudlejning Danmark A/S	Vejle, Denmark	DKK500	100.0%
Toyota Industrial Equipment, S.A.	Ancenis, France	EUR9,000	60.0%
Toyota Gabelstapler Deutschland GmbH	Duisburg, Germany	EUR720	100.0%
Toyota Industrial Equipment (UK) Limited	Castleford, West Yorkshire, U.K.	GBP48	100.0%
Toyota Industrial Equipment (Northern) Limited	Castleford, West Yorkshire, U.K.	GBP1,243	100.0%
Toyota Industrial Equipment Europe, S.A.R.L.	Ancenis, France	EUR75	100.0%
Toyota Carrelli Elevatori Italia S.r.l.	Bologna, Italy	EUR3,249	100.0%
Toyota Textile Machinery, Europe AG	Zurich, Switzerland	SFR3,000	100.0%
Toyota Industries Corporation Australia Group *6 (9 companies)	Sydney, Australia	–	–
Toyota Industries Mercosur Ltda.	São Paulo, Brazil	R$26,510	100.0%

Unconsolidated Subsidiary Accounted for by the Equity Method

	Location	Capital (thousands of the local currency)	Equity Ownership
Outside Japan			
BT Industries Group *4 (1 company *7)	–	–	–

Affiliates Accounted for by the Equity Method

	Location	Capital (thousands of the local currency)	Equity Ownership
Japan			
ST Liquid Crystal Display Corp.	Aichi	¥23,000,000	50.0%
Fuji Logistics Co., Ltd.	Tokyo	¥2,979,670	26.8%
Aichi Corporation Group *1 (1 company)	–	–	–
Outside Japan			
BT Industries Group *4 (15 companies)	–	–	–
Aichi Corporation Group *1 (1 company)	–	–	–

Investor Information

(As of September 30, 2004)

Corporate Head Office

TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken,
448-8671, Japan
Telephone: +81-(0)566-22-2511
Facsimile: +81-(0)566-27-5650

Date of Establishment

November 18, 1926

Common Stock

No par value
Authorized: 1,091,245,000 shares
Issued: 325,840,640 shares

Stock Exchange Listings

Tokyo, Osaka and Nagoya (Ticker Code: 6201)

Number of Shareholders

17,092

Independent Accountants

ChuoAoyama PricewaterhouseCoopers
3-28-12, Meieki, Nakamura-ku, Nagoya-shi,
Aichi-ken 450-8565, Japan

Transfer Agent

UFJ Trust Bank Limited
1-4-3, Marunouchi, Chiyoda-ku, Tokyo-to
100-0005, Japan
Telephone: +81-(0)3-3287-2211

Major Shareholders

	% of Voting rights
Toyota Motor Corporation	24.10
DENSO Corporation	9.33
The Master Trust Bank of Japan, Ltd.	7.83
Custodial Trust Company	3.25
Japan Trustee Services Bank, Ltd.	3.04
State Street Bank and Trust Company	2.99
Towa Real Estate Co., Ltd.	2.42
Nippon Life Insurance Company	2.09
Aisin Seiki Co., Ltd.	2.07
Toyota Tsusho Corporation	1.98

Common Stock Price Range (Tokyo Stock Exchange)

	FY2005		FY2004		FY2003		FY2002		FY2001	
	High	**Low**	High	Low	High	Low	High	Low	High	Low
1st quarter	**¥2,700**	**¥2,235**	¥1,988	¥1,686	¥2,165	¥1,862	¥2,770	¥2,355	¥2,435	¥1,950
2nd quarter	**2,645**	**2,285**	2,235	1,922	2,005	1,770	2,620	1,845	2,580	1,980
3rd quarter	–	–	2,325	1,951	1,909	1,732	2,165	1,766	2,305	1,922
4th quarter	–	–	2,530	2,190	1,820	1,725	2,210	1,823	2,575	2,100

Publications

Our *Corporate Brochure* and *Social & Environmental Report* are available in both English and Japanese upon written request to the Public Affairs Department at our Corporate Head Office.

Internet Home Page

Updated information is published regularly on our Web site. (www.toyota-industries.com)

Further Information

For further information, please write to the Investor Relations Office at our Corporate Head Office.


TOYOTA

TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken 448-8671, Japan
Telephone: +81-(0)566-22-2511 Facsimile: +81-(0)566-27-5650
www.toyota-industries.com


PRINTED WITH
SOY INK

This semiannual report is printed on recycled paper using soy ink to minimize the impact on the environment.

Printed in Japan

File No. 82-5112



Exhibit 2

FINANCIAL SUMMARY

FY2005 Semiannual

(April 1, 2004 through September 30, 2004)

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This report contains projections and other forward-looking statements that involve risks and uncertainties. Our use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements appearing in this report. These risks and uncertainties include, but are not limited to, the following : 1) economic trends, 2) principal customers, 3) product development capabilities, 4) new businesses, 5) product defects, 6) price competition 7) reliance on suppliers of raw materials and components, 8) alliances with other companies, 9) exchange rate fluctuations, 10) effects of disasters, power blackouts and other incidents, 11) latent risks associated with international activities, 12) official restriction, 13) share price fluctuations and 14) retirement benefit liabilities.

October 28, 2004

Semiannual Consolidated Financial Results for FY2005

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Nagoya and Osaka (Ticker code: 6201) (URL http://www.toyota-industries.com/)
Representative person: Tadashi Ishikawa, President   Location of the head office: Aichi prefecture, Japan
Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)
Date of the meeting of the Board of Directors for consolidated semiannual financial results for FY2005: October 28, 2004
US GAAP: Not used

1. Financial Highlights for FY2005 Semiannual (April 1, 2004 – September 30, 2004)

(1) Consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2005 Semiannual	**607,063**	**(6.6)**	**30,098**	**(11.4)**	**38,890**	**(28.9)**
FY2004 Semiannual	569,587	(9.4)	27,018	(7.2)	30,168	(12.1)
FY2004 Annual	1,164,378		52,631		58,970	

	Net income	(% change from previous year)	Net income per share—basic	Net income per share—diluted
	Million yen	%	Yen	Yen
FY2005 Semiannual	**23,945**	**(40.1)**	**75.31**	**75.28**
FY2004 Semiannual	17,095	(25.6)	58.12	51.65
FY2004 Annual	33,623		108.04	101.97

Notes: 1. Equity in net earnings (loss) of affiliates: FY2005 semiannual—4,210 million yen, FY2004 semiannual—246 million yen
FY2004 annual—1,842 million yen
2. Average number of shares outstanding for each period
FY2005 semiannual—317,933,860 shares , FY2004 semiannual—294,145,958 shares , FY2004 annual—308,144,183 shares
3. Changes in accounting policies: No, change.
4. In FY2005, Early application has been made for Accounting Standards for Impairment of Fixed Assets.

(2)Consolidated financial position

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2005 Semiannual	**2,173,329**	**1,098,215**	**50.5**	**3,451.12**
FY2004 Semiannual	1,900,974	939,865	49.4	2,888.92
FY2004 Annual	2,011,995	1,016,763	50.5	3,199.69

Note: Number of shares outstanding at the end of each period
FY2005 semiannual—318,219,881 shares, FY2004 semiannual—325,334,171 shares, FY2004 annual—317,665,682 shares

(3)Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of period
	Million yen	Million yen	Million yen	Million yen
FY2005 Semiannual	**45,198**	**(54,965)**	**9,422**	**76,827**
FY2004 Semiannual	32,343	(36,418)	(56,780)	72,886
FY2004 Annual	92,406	(92,667)	(56,015)	77,212

(4) Scope of consolidation and equity method

Consolidated subsidiaries: 142 companies, Unconsolidated subsidiaries accounted for under the equity method: 1 company
Affiliates accounted for under the equity method: 19 companies

(5) Changes in scope of consolidation and equity method

Consolidated subsidiaries: (increase) 4companies (decrease) 2 companies
Affiliate accounted for under the equity method : No change

2. Forecast of Consolidated Financial Results for FY2005 (April 1, 2004 - March 31, 2005)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
FY2005 Annual	1,230,000	70,000	40,000

Reference: (Forecast) Net income per share—basic (annual): 125.70 yen

* All projections are based on the information available to management at the time of producing this report and are not guarantees of future performance. Certain risks and uncertainties could cause the actual results of Toyota Industries to differ materially from any projections discussed in this report.

Overview of Associated Companies

Toyota Industries Corporation and its associated companies (Toyota Motor Corporation which has Toyota Industries Corporation as an affiliate, Toyota Industries Corporation's 143 subsidiaries and 29 affiliates) are engaged mainly in manufacture and sales of automobiles and related products, materials handling equipment, textile machinery and others. The associated companies' positions in the businesses and relation to the business segments are shown below



Customers (Toyota Motor Corporation, etc.)
Overseas companies
(Manufacturing subsidiaries)
Michigan Automotive Compressor, Inc.
TD Automotive Compressor Georgia, LLC.
TD Deutsche Klimakompressor GmbH
ACTIS Manufacturing Ltd., LLC
(Manufacturing subsidiary)
Toyota Industry (Kunshan)Co., Ltd.
Toyota Industry Automotive Parts (Kunshan)Co., Ltd.
Overseas companies
(Sales, other subsidiaries and affiliates)
BT Industries Group (74 companies)
Toyota Material Handling USA, Inc.
Toyota-Lift of Los Angeles, Inc.
Toyota Truck Norge Group (4 companies)
Toyota Industries Mercosur Ltda.
Toyota Industries Corporation Australia Group (9 companies)
Toyota Material Handling (Shanghai) Co., Ltd
Toyota Gabelstapler Deutschland GmbH
Toyota Industrial Equipment (UK) Group (2 Companies)
Toyota Industrial Equipment Europe Group (2 Companies)
Aichi Corporation Group (1 company)
(Manufacturing subsidiaries and affiliates)
BT Industries Group (7 companies)
Toyota Industrial Equipment Mfg., Inc.
Toyota Industrial Equipment, S.A.
North Vernon Industry Corp.
Aichi Corporation Group (1 company)
Overseas companies
(Sales subsidiary)
Toyoda Textile Machinery, Inc.
Toyota Textile Machinery EuropeAG
(Manufacturing subsidiary)
Kirloskar Toyoda Textile Machinery Ltd.
Domestic companies
(Manufacturing subsidiaries)
ALTEX Co., Ltd.
Izumi Machine Mfg. Co., Ltd.
Tokyu Co., Ltd.
Tokaiseiki Co., Ltd.
Iwama Loom Works, Ltd.
Mizuho Industry Co., Ltd.
Domestic companies
(Sales subsidiaries)
TOYOTA L&F Tokyo Co., Ltd.
Logistics Planning Tokyo Co., Ltd.
TOYOTA L&F Keiji Co., Ltd.
TOYOTA L&F Shizuoka Co., Ltd.
Aichi Corporation Group (1 company)
(Manufacturing subsidiaries and affiliates)
Aichi Corporation Group (3 companies)
(Manufacturing subsidiaries)
Nishina Industrial Co., Ltd.
Suzaka Nishina Industrial Co., Ltd.
Mino Tokyu Co., Ltd.
Domestic companies
(Manufacturing subsidiary)
Kawamoto System Corporation
(Manufacturing subsidiary)
Hara Corporation
Domestic companies
(Manufacturing subsidiary)
TIBC Corporation
(Manufacturing affiliate)
ST Liquid Crystal Display Corp.
(Manufacturing subsidiary)
SKE Inc.
Automobile
Materials handling equipment
Textile machinery
Others
Toyota Industries Corporation

Management Policy

1. Basic Management Policy

The basic management policies of Toyota Industries Corporation and its Group companies ("Toyota Industries") are as follows:

(1) Toyota Industries is determined to comply with the letter and the spirit of the law, in Japan and overseas, and to be fair and transparent in all its dealings.

(2) Toyota Industries is respectful of the people, culture and tradition of each country and region in which it operates. It also works to promote economic growth and prosperity in those countries and regions.

(3) Toyota Industries believes that economic growth and conservation of the natural environment are compatible. It strives to offer products and services that are clean, safe and of high quality.

(4) Toyota Industries conducts intensive product research and forward-looking development activities to create new value for its customers.

(5) Toyota Industries nurtures the inventiveness and other abilities of its employees. It seeks to create a climate of cooperation, so that both employees and the Company can realize their full potential.

2. Basic Policy on the Distribution of Profits

Toyota Industries Corporation's dividend policy is based on maintaining stable dividends while giving full consideration to business performance, the dividend payout ratio and other factors as it makes every effort to meet the expectations of shareholders.

Toyota Industries Corporation will use retained earnings to improve the competitiveness of its products, augment production capacity in Japan and overseas, as well as expand into new fields of business and strengthen its corporate constitution in securing future profits for its shareholders. It will also use retained earnings to repurchase treasury stock.

3. Medium- to Long-Term Management Strategies

In the medium to long term, Toyota Industries seeks to increase profitability and strengthen its management base. The Group seeks to grow by placing a high priority on research and development, thereby enabling the Group to bring to market leading-edge products and services.

For Toyota Industries, it is a top priority to develop safe, environmentally friendly products, which are of high quality and satisfy changing customer needs. Toyota Industries is also determined to maintain and enhance its position as a leader in its respective business fields through vigorous sales efforts, superior service, cost-reduction activities and constant enhancement of quality throughout all its operations.

Within the Automobile Segment, the Vehicle Business will strive to enhance production engineering technologies and product development capabilities to deliver outstanding customer satisfaction through its assembly of TOYOTA-brand cars for customers. The Engine Business will strive to expand its business scope by strengthening production and development capabilities and playing a greater role in production of diesel engines for the Toyota Group. Also within the Automobile Segment, the Car Air-Conditioning Compressor Business will solidify its global number one position through advanced technologies and superior cost competitiveness.

The Materials Handling Equipment Segment will collaborate with TOYOTA Material Handling Company and the BT Industries Group to enhance its business by expanding its product lineup, bolstering marketing activities and providing global customers with optimal solutions that will lower their materials handling costs.

The Textile Machinery Segment will continue to produce a high-quality range of weaving and spinning machinery.

Toyota Industries will also strengthen the range and scope of its Electronics Business, including low-temperature polysilicon TFT-LCD panels, electronic substrates for IC chipsets and power electronics parts for automobiles.

As a result of concerted efforts Group-wide, it is expected that we will be able to clear the ambitious target of consolidated net sales of 1.2 trillion yen within fiscal 2005 (ending March 31, 2005)—one year ahead of the schedule originally set out in the Medium-Term Management Vision introduced in fiscal 2002.

4. Basic Stance toward Corporate Governance and Measures for Implementation

Toyota Industries Corporation deems it highly important to make corporate governance function effectively for the purpose of management efficiency and corporate soundness. To this end, we aim to establish an organizational structure that can quickly and flexibly respond to changes in the management environment, as well as a fair management system with an emphasis on shareholders.

Toyota Industries' Board of Directors holds a meeting every month to decide subjects of material importance and supervise business operations. The Company has also instituted the Management Committee and the Business Operation Committee. The Management Committee deliberates upon Company-wide strategies while the Business Operation Committee deliberates upon strategies in each business segment. Through these bodies, Toyota Industries seeks to establish a responsive and efficient management as well as an effective internal control system.

At Toyota Industries, we maintain a corporate auditor system based on the Japanese Commercial Code. We have five corporate auditors (including three outside corporate auditors). We have also set up the Corporate Auditors Office with full-time staff to strengthen auditing of the execution of directors' duties.

The Company has strengthened the supervision of each division and the internal auditing structure, and regularly holds meetings of the Code of Conduct Council to ensure that it adheres fully to the letter of the law and conducts its management and business affairs based on its basic management policies. Toyota Industries will continue to endeavor to promote its business activities with an increased awareness of ethical issues. Moreover, we established a corporate ethics hotline staffed by outside lawyers, who field queries from employees regarding fraudulent or unethical conduct, for the purpose of early detection and quick handling of important compliance-related irregularities. In addition, we provide clearly articulated action guidelines, which serve as the basis of employee actions.

Toyota Industries established a department dedicated to investor relations activities to promote better management transparency. Through such efforts, the Company will continue to ensure a high level of corporate accountability to shareholders and stakeholders.

With these measures, Toyota Industries strives to secure further growth, prosperity and profit. We intend to meet the high expectations of our stakeholders, notably shareholders and customers, and sincerely carry out our social responsibilities.

Business Results and Financial Position

1. Business Results

During the first half of fiscal 2005 (the six months ended September 30, 2004), the Japanese economy steadily recovered. A strong export performance was accompanied by an increase in capital expenditures, and consumer spending slowly increased. Overseas, the overall economic outlook was brighter, with an expanding U.S. economy and the European economy slowly picking up.

In this operating environment, total consolidated net sales of Toyota Industries amounted to 607.0 billion yen, an increase of 37.5 billion yen, or 7%, compared with the first half of fiscal 2004. The following is a review of operations for the major business segments.

Net sales of the Automobile Segment totaled 308.6 billion yen, an increase of 12.5 billion yen, or 4%, over the first half of fiscal 2004. Within this segment, net sales of the Vehicle Business totaled 139.3 billion yen, an increase of 3.9 billion yen, or 3%, compared with the same period of fiscal 2004. While sales of the Corolla Sedan for North America and Vitz decreased, sales of the RAV4 and Yaris (European version of the Vitz) for Europe were strong.

Net sales of the Engine Business totaled 56.5 billion yen, an increase of 4.3 billion yen, or 8%, over the first half of fiscal 2004. This was due largely to an increase in sales of the CD-type diesel engine, which is fitted in TOYOTA-brand cars for Europe, such as the RAV4 and Avensis. In April 2004, we established Toyota Industry Automotive Parts (Kunshan) Co., Ltd. ("TIAP") in Jiangsu Province, China, as a joint venture with Toyota Tsusho Corporation and Lioho Machine Works, Ltd. TIAP is slated to begin production and sales of automotive foundry parts in April 2005.

Net sales of the Car Air-Conditioning Compressor Business totaled 101.2 billion yen, a slight improvement over the first half of fiscal 2004. While sales in the domestic market were approximately the same level as for the first half of fiscal 2004, sales of our overseas subsidiaries were strong. In July 2004, Toyota Industries and DENSO Corporation jointly established TD Automotive Compressor Georgia, LLC in Georgia, the United States, as a plant specializing in the manufacture of variable displacement compressors. In April 2004, our cumulative production of car air-conditioning compressors in Japan, North America and Europe reached 200 million units since we commenced production in 1960.

Net sales of the Materials Handling Equipment Segment totaled 239.9 billion yen, an increase of 23.6 billion yen, or 11%, over the first half of fiscal 2004. We sold 47,000 TOYOTA-brand forklift trucks, an increase of 18% over the same period of fiscal 2004. We engaged in sales promotion activities targeting major clients in Japan, while implementing a variety of sales measures around the world, including in North America, Central and South America, Europe and Asia. In August 2004, we enhanced our product lineup with the re-introduction of all 14 models of large forklift trucks (10-ton to 24-ton) after a full model change. During the same period, we sold 33,000 BT-brand forklift trucks, an increase of 6%. This increase was attributable mainly to vigorous sales promotion activities by BT Industries AB, one of our subsidiaries and a major manufacturer of warehouse trucks, as well as strong sales in North American and European markets.

Net sales of the Textile Machinery Segment totaled 22.2 billion yen, a decrease of 1.6 billion yen, or 7%, from the first half of fiscal 2004. Economic belt-tightening by the Chinese government resulted in fewer orders for air-jet looms.

During the first half of fiscal 2005, Toyota Industries' ordinary income amounted to 38.8 billion yen, an increase of 8.7 billion yen, or 29%, over the same period of fiscal 2004. This increase was due largely to a sales increase, productivity improvement and cost-reduction activities, as well as a strong performance by ST Liquid Crystal Display Corp., a joint venture with Sony Corporation.

Toyota Industries' Board of Directors voted to distribute an interim cash dividend of 13.0 yen per common share, an increase of 1.0 yen over the first half of fiscal 2004.

Cash flows from operating activities increased by 45.1 billion yen in the first half of fiscal 2005, due largely to income before income taxes in an amount of 38.4 billion yen. Net cash provided by operating activities increased by 12.8 billion yen from 32.3 billion yen in the same period of fiscal 2004. Cash flows from investing activities resulted in a decrease in cash by 54.9 billion yen in the first half of fiscal 2005, attributable primarily to payments for acquisition of fixed assets amounting to 45.8 billion yen. Net cash used in investing activities increased by 18.5 billion yen from 36.4 billion yen for the same period of fiscal 2004. Cash flows from financing activities resulted in an increase in cash by 9.4 billion yen in the first half of fiscal 2005, due mainly to long-term debt in an amount of 7.7 billion yen. Net cash provided by financing activities increased by 66.1 billion yen from 56.7

billion yen in net cash used in financing activities for the same period of fiscal 2004, when repayments of bonds and payments to convertible bond redemption funds were posted.

After translation adjustments, cash and cash equivalents as of September 30, 2004 stood at 76.8 billion yen, a decrease of 0.4 billion yen, or 1%, from the first half of fiscal 2004.

2. Forecast for the Fiscal Year Ending March 31, 2005

Toyota Industries expects the Japanese economy to continue in its recovery. However, uncertainties persist regarding the U.S. economic outlook, the fluctuations of exchange rates and rising oil prices.

For fiscal 2005, ending March 31, 2005, Toyota Industries forecasts consolidated net sales of 1,230.0 billion yen and ordinary income of 70.0 billion yen. We are determined to develop and market new products that are of high quality and attuned to customer needs, as well as enhance sales, service and cost-reduction activities Group-wide.

Our projections are based on an exchange rate of ¥109.0 = US$1.

Consolidated Balance Sheets

	FY2005 (As of September 30, 2004)	FY2004 (As of March 31, 2004)	Increase (Decrease)	FY2004 (As of September 30, 2003)
(Assets)				
Current assets	**369,099**	**349,914**	**19,185**	**395,043**
Cash and deposits	56,945	57,375	(430)	73,007
Trade notes and accounts receivable	150,569	144,575	5,994	138,666
Marketable securities	20,021	20,064	(43)	114
Inventories	86,524	77,574	8,950	77,993
Deferred tax assets	19,879	17,533	2,346	13,262
Other current assets	37,524	35,128	2,396	94,233
Less - allowance for doubtful accounts	(2,365)	(2,337)	(28)	(2,233)
Fixed assets	**1,804,230**	**1,662,080**	**142,150**	**1,505,931**
Property, plant and equipment	**409,970**	**389,396**	**20,574**	**381,854**
Buildings and structures	129,127	124,422	4,705	121,768
Machinery, equipment and vehicles	170,712	160,787	9,925	162,247
Tools, furniture and fixtures	15,806	15,565	241	16,054
Land	72,289	71,786	503	66,431
Construction in progress	22,035	16,834	5,201	15,352
Intangible assets	**95,924**	**99,856**	**(3,932)**	**101,365**
Software	12,155	11,993	162	10,339
Goodwill	83,769	87,862	(4,093)	91,026
Investments and other assets	**1,298,334**	**1,172,828**	**125,506**	**1,022,711**
Investments in securities	1,233,265	1,112,776	120,489	961,689
Long-term loans	9,624	9,756	(132)	9,905
Long-term prepaid expenses	13,725	13,553	172	13,858
Deferred tax assets	6,074	3,537	2,537	3,481
Other investments and other assets	35,910	33,453	2,457	34,002
Less - allowance for doubtful accounts	(266)	(250)	(16)	(226)
Total assets	**2,173,329**	**2,011,995**	**161,334**	**1,900,974**

Notes:				
1. Accumulated depreciation of property, plant and equipment	527,407	509,378	18,029	498,227
2. Liabilities for guarantees	12,566	24,594	(12,028)	38,065
3. Number of shares of treasury stock	7,620,759 shares	8,174,958 shares	(554,199) shares	506,469 shares
4. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	4,832	4,600	232	4,311

(Yen in millions; amounts less than one million yen are omitted.)

	FY2005 (As of September 30, 2004)	FY2004 (As of March 31, 2004)	Increase (Decrease)	FY2004 (As of September 30, 2003)
(Liabilities)				
Current liabilities	**365,948**	**326,337**	**39,611**	**352,319**
Trade notes and accounts payable	134,552	129,821	4,731	124,712
Short-term loans	75,671	70,441	5,230	94,592
Commercial paper	15,000	15,000	-	30,000
Current portion of bonds	20,000	-	20,000	-
Other payables	18,573	19,067	(494)	15,651
Accrued expenses	55,116	51,586	3,530	49,182
Accrued income taxes	13,550	8,845	4,705	6,089
Deposits received from employees	19,861	19,496	365	19,287
Deferred tax liabilities	3,144	2,742	402	1,911
Other current liabilities	10,476	9,335	1,141	10,889
Long-term liabilities	**670,944**	**633,968**	**36,976**	**575,057**
Bonds	180,300	200,300	(20,000)	200,300
Long-term loans	41,389	35,224	6,165	35,187
Deferred tax liabilities	388,322	346,335	41,987	288,999
Allowance for retirement benefits	42,486	34,264	8,222	34,000
Other long-term liabilities	18,447	17,843	604	16,570
Total liabilities	**1,036,893**	**960,305**	**76,588**	**927,377**
Minority interest in consolidated subsidiaries	**38,220**	**34,926**	**3,294**	**33,731**
(Shareholders' equity)				
Common stock	**80,462**	**80,462**	**-**	**80,462**
Capital surplus	**105,621**	**105,743**	**(122)**	**105,742**
Retained earnings	**310,054**	**294,672**	**15,382**	**282,048**
Net unrealized gain on other securities	**598,868**	**534,078**	**64,970**	**447,192**
Translation adjustments	**19,967**	**19,782**	**185**	**25,320**
Treasury stock at cost	**(16,759)**	**(17,975)**	**1,216**	**(900)**
Total shareholders' equity	**1,098,215**	**1,016,763**	**81,452**	**939,865**
Total liabilities and shareholders' equity	**2,173,329**	**2,011,995**	**161,334**	**1,900,974**

Consolidated Statements of Income

(Yen in millions; amounts less than one million yen are omitted.)

	FY2005 (April 1, 2004 - September 30, 2004)	FY2004 (April 1, 2003 - September 30, 2003)	Increase (Decrease)	FY2004 (April 1, 2003 - March 31, 2004)
Net sales	**607,063**	**569,587**	**37,476**	**1,164,378**
Cost of sales	505,902	478,575	27,327	978,458
Gross profit	**101,161**	**91,012**	**10,149**	**185,919**
Selling, general and administrative expenses	71,062	63,993	7,069	133,288
Operating income	**30,098**	**27,018**	**3,080**	**52,631**
Non-operating income	**18,932**	**16,044**	**2,888**	**30,183**
Interest income	3,934	4,172	(238)	8,174
Dividends income	7,060	5,604	1,456	10,997
Other non-operating income	7,936	6,267	1,669	11,010
Non-operating expenses	**10,141**	**12,895**	**(2,754)**	**23,843**
Interest expenses	4,589	4,969	(380)	9,755
Other non-operating expenses	5,551	7,925	(2,374)	14,087
Ordinary income	**38,890**	**30,168**	**8,722**	**58,970**
Extraordinary gains	**-**	**621**	**(621)**	**621**
Gain on transfer to a defined contribution pension plan	-	621	(621)	621
Extraordinary losses	**414**	**1,851**	**(1,437)**	**1,851**
Impairment loss of fixed assets	414	-	414	-
Provision for retirement and severance benefits for directors and corporate auditors	-	1,851	(1,851)	1,851
Income before income taxes and minority interest in consolidated subsidiaries	**38,476**	**28,938**	**9,538**	**57,740**
Income taxes - current	15,483	8,503	6,980	23,967
Income taxes - deferred	(3,232)	1,652	(4,884)	(3,220)
Minority interest in consolidated subsidiaries	2,280	1,686	594	3,370
Net income	**23,945**	**17,095**	**6,850**	**33,623**

Consolidated Statements of Retained Earnings

(Yen in millions; amounts less than one million yen are omitted.)

	FY2005 (April 1, 2004 - September 30, 2004)	FY2004 (April 1, 2003 - September 30, 2003)	Increase (Decrease)	FY2004 (April 1, 2003 - March 31, 2004)
(Capital surplus)				
Capital surplus at beginning of period	**105,743**	**89,364**	**16,379**	**89,364**
Increase in capital surplus	**-**	**16,377**	**(16,377)**	**16,378**
Issuance of equity due to conversion of convertible bonds	-	12,414	(12,414)	12,414
Gain on disposal of treasury stock	-	3,962	(3,962)	3,963
Decrease in capital surplus	**121**	**-**	**121**	**-**
Loss on disposal of treasury stock	121	-	121	-
Capital surplus at end of period	**105,621**	**105,742**	**(121)**	**105,743**
(Retained earnings)				
Retained earnings at beginning of period	**294,672**	**269,380**	**25,292**	**269,380**
Increase in retained earnings	**23,945**	**17,095**	**6,850**	**33,623**
Net income for the period	23,945	17,095	6,850	33,623
Decrease in retained earnings	**8,562**	**4,428**	**4,134**	**8,332**
Cash dividends	3,811	3,513	298	7,417
Bonuses to directors and corporate auditors	331	290	41	290
Net decrease due to minimum pension liability adjustments of consolidated subsidiaries	4,419	-	4,419	-
Change in subsidiaries' year-ends	-	624	(624)	624
Retained earnings at end of period	**310,054**	**282,048**	**28,006**	**294,672**

Consolidated Statements of Cash Flows

(Yen in millions; amounts less than one million yen are omitted.)

	FY2005 (April 1, 2004 - September 30, 2004)	FY2004 (April 1, 2003 - September 30, 2003)	Increase (Decrease)	FY2004 (April 1, 2003 - March 31, 2004)
Cash flows from operating activities	**45,198**	**32,343**	**12,855**	**92,406**
Income before income taxes and minority interest in consolidated subsidiaries	38,476	28,938	9,538	57,740
Depreciation and amortization	32,707	30,562	2,145	65,351
Impairment loss of fixed assets	414	-	414	-
Increase (decrease) in allowance for doubtful accounts	23	(32)	55	45
Interest and dividends income	(10,995)	(9,777)	(1,218)	(19,172)
Interest expenses	4,589	4,969	(380)	9,755
Equity in earnings of affiliates	(4,210)	(246)	(3,964)	(1,842)
Increase in receivables	(5,295)	(3,988)	(1,307)	(11,050)
(Increase) decrease in inventories	(8,527)	1,258	(9,785)	750
Increase (decrease) in payables	3,704	(4,359)	8,063	2,630
Others, net	(2,296)	(2,105)	(191)	9,741
Subtotal	48,590	45,219	3,371	113,951
Interest and dividends received	11,025	9,433	1,592	18,900
Interest paid	(4,557)	(5,081)	524	(9,845)
Income taxes paid	(9,859)	(17,227)	7,368	(30,600)
Cash flows from investing activities	**(54,965)**	**(36,418)**	**(18,547)**	**(92,667)**
Payments for purchases of marketable securities	-	(43)	43	(101)
Proceeds from sales of marketable securities	-	2,702	(2,702)	3,874
Payments for purchases of property, plant and equipment	(45,870)	(29,752)	(16,118)	(78,267)
Proceeds from sales of property, plant and equipment	985	1,749	(764)	3,200
Payments for purchases of investment securities	(9,029)	(10,074)	1,045	(14,301)
Proceeds from sales of investment securities	1,100	2,198	(1,098)	2,614
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	-	2,293	(2,293)	1,215
Payments for loans made	(839)	(2,526)	1,687	(4,977)
Proceeds from collections of loans	1,943	2,702	(759)	5,447
Payments for acquisition of business	-	(943)	943	(960)
Others, net	(3,255)	(4,724)	1,469	(10,411)
Cash flows from financing activities	**9,422**	**(56,780)**	**66,202**	**(56,015)**
Increase (decrease) in short-term loans	5,739	9,658	(3,919)	(10,958)
Proceeds from issuance of commercial paper	-	30,000	(30,000)	15,000
Proceeds from long-term loans	7,773	1,334	6,439	4,522
Repayments of long-term loans	(2,140)	(5,726)	3,586	(8,529)
Repayments of bonds	-	(31,677)	31,677	(31,677)
Payments to convertible bond redemption funds	-	(56,670)	56,670	(56,670)
Proceeds from convertible bond redemption funds	-	-	-	56,670
Payments for purchase of treasury stocks	(16)	(11)	(5)	(17,094)
Cash dividends paid	(3,813)	(3,510)	(303)	(7,413)
Cash dividends paid for minority shareholders	(485)	(252)	(233)	(252)
Others, net	2,365	74	2,291	389
Translation adjustments of cash and cash equivalents	**(39)**	**576**	**(615)**	**322**
Net decrease in cash and cash equivalents	**(384)**	**(60,279)**	**59,895**	**(55,953)**
Cash and cash equivalents at beginning of period	**77,212**	**136,929**	**(59,717)**	**136,929**
Net decrease in cash and cash equivalents due to change in subsidiaries' year-ends	**-**	**(3,763)**	**3,763**	**(3,763)**
Cash and cash equivalents at end of period	**76,827**	**72,886**	**3,941**	**77,212**

Note: Breakdown of cash and cash equivalents by accounts on the consolidated balance sheets:

Cash and deposits	56,807	72,819	(16,012)	57,193
Marketable securities	20,020	66	19,954	20,018

Basis of Presenting Consolidated Financial Statements

1. Scope of consolidation and equity method

(1) Scope of consolidation

	Companies	
Consolidated subsidiaries	142	Aichi Corporation Group (5 companies), TIBC Corporation, TOYOTA L&F Tokyo Co., Ltd., Logistics Planning Tokyo Co., Ltd., ALTEX CO., Ltd., Sun River Co., Ltd., Izumi Machine Mfg. Co., Ltd., TOYOTA L&F Keiji Co., Ltd., Tokyu Co., Ltd., Mino Tokyu Co., Ltd., Advanced Logistics Solutions Co., Ltd., Teionshokuhin Ryutsu Inc., Toyoda High System, Inc., Nishina Industrial Co., Ltd., Suzaka Nishina Industrial Co., Ltd., ALTRAN Corporation, KTL Co., Ltd., Tokaiseiki Co., Ltd., TF Logistics Co., Ltd., Logistec Co., Ltd., Taikoh transportation Group (5 companies), SKE Inc., SK Maintenance Inc., Iwama Loom Works, Ltd., Kawamoto System Corporation, TOYOTA L&F Shizuoka Co., Ltd., Hara Corporation, Mizuho Industry Co., Ltd., Sun Valley Inc., Sun Staff, Inc., ALT Logi Co., Ltd., Tokai System Institute Corp., Shine's Inc., Toyota Industries Well Support Corporation, *Toyota Industries Sweden AB, BT Industries Group (63 companies), Toyota Industries Finance International AB, Michigan Automotive Compressor, Inc., TD Automotive Compressor Georgia, LLC., Kirloskar Toyoda Textile Machinery Ltd., Toyota Industries North America, Inc., Toyota Industrial Equipment Mfg., Inc., Toyota Material Handling USA, Inc., ACTIS manufacturing Ltd., LLC, Toyota-Lift of Los Angeles, Inc., Toyoda Textile Machinery, Inc., Toyota Textile Machinery, Europe AG, Toyota Industries Personnel Service of America Inc., TD Deutsche Klimakompressor GmbH, Toyota Industry (Kunshan) Co., Ltd., Toyota Industry Automotive Parts (Kunshan) Co., Ltd, Toyota Truck Norge Group (4 companies), Toyota Industrial Equipment, S.A., Toyota Industries Mercosur Ltda., Toyota Industries Corporation Australia (9 companies), Toyota Material Handling (Shanghai) Co., Ltd, Toyota Gabelstapler Deutschland GmbH, Toyota Industrial Equipment (UK) Group (2 companies), Toyota Industrial Equipment Europe Group (2 companies)
Unconsolidated subsidiaries	1	BT Industries Group (1 company)

(2) Scope of equity method

	Companies	
Unconsolidated subsidiaries	1	BT Industries Group (1 company)
Affiliates	19	Aichi Corporation Group (2 companies), ST Liquid Crystal Display Corp., Fuji Logistics Co., Ltd., BT Industries Group (15 companies)

2. Changes in scope of consolidation and equity method

Consolidated subsidiaries

	Companies	
(Increase)	4	TF Logistics Co., Ltd., TD Automotive Compressor Georgia, LLC., Toyota Textile Machinery, Europe AG Toyota Industry Automotive Parts (Kunshan) Co.
(Decrease)	2	Aichi Corporation Group (1 company), Arti Inc.,

Affiliates accounted for the equity method

	Companies
(Increase/Decrease)	0

3. Fiscal years of consolidated subsidiaries

(1) Some consolidated subsidiaries have a closing date other than September 30. The details are given below.

June 30	Toyota Industries Sweden AB, BT Industries Group (63 companies), Toyota Industries Finance International AB, Toyota Material Handling (Shanghai) Co., Ltd., Toyota Industry (Kunshan) Co., Ltd., Toyota Industry Automotive Parts (Kunshan) Co., Ltd.

4. Significant accounting policies

(1) Valuation of significant assets

a. Marketable securities

Other securities with market value	.... Fair value method using market price at the end of period (Unrealized gains and losses are recorded as a portion of shareholders' equity. Sales cost of marketable securities is determined by the moving average method.)
Other securities without market value	.... At cost determined by the moving average method
b. Inventories	.... Mainly at cost determined by the moving average method

(2) Depreciation and amortization

Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method.

Amortization of software (intangible assets) is computed by the straight-line method.

(3) Significant allowances

a. Allowance for doubtful accounts is estimated by such means as using the percentage of historical experiences in credit losses for ordinary receivables and by examining the feasibility of collection individually for receivables that seem to be uncollectible.

b. For the purpose of preparation for future payments of employees' retirement benefits, allowance for retirement benefits is recorded at the amount incurred based on projected benefit obligations and pension assets at the end of period. Provision for retirement and severance benefits for directors and corporate auditors are recorded at the amounts required at the end of period by a internal rule describing the retirement benefits for directors and corporate auditors.

(4) Accounting for significant lease transactions

Financing leases other than those that are deemed to transfer the ownership of the leased properties to lessees are mainly accounted for by the method similar to that applicable to ordinary operating leases.

(5) Hedge accounting method

Mainly the deferral method of hedge accounting is applied. In case of foreign currency forward contracts, the hedged items are translated at contracted forward rate if certain conditions are met. In this period, interest rate swap contracts are used for hedging risk of change in interest rate relating loans. Foreign exchange forward contracts and foreign currency option contracts are also used for hedging risk of change in foreign exchange rate relating to foreign currency transactions.

(6) Other significant accounting policies for preparing consolidated financial statements

The consumption tax : computed based on the net-of-tax method

5. Scope of cash and cash equivalents on the consolidated statements of cash flows

Cash and cash equivalents on the consolidated statements of cash flows include cash on hand, bank deposits to be withdrawn at any time and short-term investments with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in fair value.

Segment Information

1.Business segments

(1)FY2005 Semiannual (April 1, 2004 - September 30, 2004) (Yen in millions; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1)Sales to external customers	308,666	239,909	22,272	36,213	607,063	-	607,063
(2)Inter-segment sales and transfers	8,814	64	9	9,684	18,572	(18,572)	-
Total	317,481	239,974	22,282	45,898	625,636	(18,572)	607,063
Operating expenses	302,291	227,932	22,423	42,559	595,206	(18,241)	576,964
Operating income	15,190	12,041	(141)	3,339	30,430	(331)	30,098

(2)FY2004 Semiannual (April 1, 2003 - September 30, 2003) (Yen in millions ; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1)Sales to external customers	296,183	216,330	23,824	33,248	569,587	-	569,587
(2)Inter-segment sales and transfers	7,434	192	7	6,803	14,437	(14,437)	-
Total	303,618	216,523	23,831	40,051	584,025	(14,437)	569,587
Operating expenses	288,901	207,671	23,427	36,935	556,936	(14,367)	542,568
Operating income	14,716	8,851	404	3,116	27,088	(70)	27,018

(3)FY2004 (April 1, 2003 - March 31, 2004) (Yen in millions; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1)Sales to external customers	603,862	443,443	45,968	71,103	1,164,378	-	1,164,378
(2)Inter-segment sales and transfers	15,698	138	15	14,131	29,984	(29,984)	-
Total	619,561	443,582	45,984	85,234	1,194,363	(29,984)	1,164,378
Operating expenses	592,030	424,233	45,884	79,484	1,141,633	(29,885)	1,111,747
Operating income	27,530	19,348	100	5,750	52,729	(98)	52,631

Notes: 1. Business segments are divided by the type and nature of the product.

2. Main products of each segment:

Automobile ....Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors

Materials handling equipment...Counterbalanced forklift trucks, warehouse trucks, skid steer loaders, truck mount aerial work platforms

Textile machinery ....Ring spinning frames, air-jet looms, water-jet looms

Others ....Ball grid array-type plastic package substrates for IC chipsets, transportation services

2.Geographical segments

(1) FY2005 Semiannual (April 1, 2004 - September 30, 2004) (Yen in millions; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Sales to external customers	398,524	105,517	90,067	12,955	607,063	-	607,063
(2) Inter-segment sales and transfers	48,299	466	3,618	1,389	53,775	(53,775)	-
Total	446,823	105,984	93,686	14,345	660,839	(53,775)	607,063
Operating expenses	421,828	102,216	91,173	14,409	629,627	(52,662)	576,964
Operating income	24,995	3,768	2,512	(64)	31,211	(1,112)	30,098

(2)FY2004 Semiannual (April 1, 2003 – September 30, 2003) (Yen in millions; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Sales to external customers	383,452	100,332	81,525	4,277	569,587	-	569,587
(2) Inter-segment sales and transfers	40,705	569	3,031	735	45,042	(45,042)	-
Total	424,158	100,902	84,556	5,012	614,629	(45,042)	569,587
Operating expenses	399,971	97,523	83,075	4,918	585,490	(42,921)	542,568
Operating income	24,186	3,378	1,480	93	29,139	(2,120)	27,018

(3)FY2004 (April 1, 2003 - March 31, 2004) (Yen in millions; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Sales to external customers	785,253	198,752	167,511	12,860	1,164,378	-	1,164,378
(2) Inter-segment sales and transfers	87,271	1,113	5,895	1,630	95,910	(95,910)	-
Total	872,524	199,866	173,407	14,490	1,260,289	(95,910)	1,164,378
Operating expenses	826,696	193,745	170,262	14,622	1,205,326	(93,579)	1,111,747
Operating income	45,828	6,121	3,145	(131)	54,962	(2,331)	52,631

3.Overseas sales

(1)FY2005 Semiannual (April 1, 2004 – September 30, 2004) (Yen in millions; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	104,062	109,480	51,657	265,200
Consolidated sales				607,063
Ratio of overseas sales to consolidated sales	17.2%	18.0%	8.5%	43.7%

(2)FY2004 Semiannual (April 1, 2003 - September 30, 2003) (Yen in millions; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	99,875	104,435	43,363	247,675
Consolidated sales				569,587
Ratio of overseas sales to consolidated sales	17.5%	18.3%	7.6%	43.5%

(3)FY2004 (April 1, 2003 - March 31, 2004) (Yen in millions; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	196,860	211,081	89,415	497,356
Consolidated sales				1,164,378
Ratio of overseas sales to consolidated sales	16.9%	18.1%	7.7%	42.7%

Breakdown of Consolidated Net Sales

(Yen in millions; amounts less than one million yen are omitted.)

	FY2005 (April 1, 2004 - September 30, 2004)		FY2004 (April 1, 2003 - September 30, 2003)		Increase (Decrease)	% Change	FY2004 (April 1, 2003 – March 31, 2004)	
	Amount	Ratio	Amount	Ratio			Amount	Ratio
Automobile		%		%		%		%
Vehicle	139,368	22.9	135,470	23.8	3,898	2.9	280,484	24.1
Engine	56,507	9.3	52,285	9.2	4,222	8.1	107,357	9.2
Car air-conditioning compressor	101,252	16.7	100,754	17.7	498	0.5	198,398	17.1
Foundry, Electronics parts and others	11,538	1.9	7,673	1.3	3,865	50.4	17,623	1.5
Subtotal	308,666	50.8	296,183	52.0	12,483	4.2	603,862	51.9
Materials handling equipment	239,909	39.5	216,330	38.0	23,579	10.9	443,443	38.1
Textile machinery	22,272	3.7	23,824	4.2	(1,552)	(6.5)	45,968	3.9
Others	36,213	6.0	33,248	5.8	2,965	8.9	71,103	6.1
Total	607,063	100.0	569,587	100.0	37,476	6.6	1,164,378	100.0

October 28, 2004

Semiannual Non-consolidated Financial Results for FY2005

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Nagoya and Osaka (Ticker code: 6201) (URL http://www.toyota-industries.com/)

Representative person: Tadashi Ishikawa, President Location of the head office: Aichi prefecture, Japan

Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)

Date of the meeting of the Board of Directors for non-consolidated semiannual financial results for FY2005: October 28, 2004

Provision for interim cash dividends: Provision exists.

Date of starting actual payment of interim cash dividends: November 26, 2004

Number of shares in unit share system: 100 shares

1. Financial Highlights for FY2005 Semiannual (April 1 – September 30, 2004)

(1) Non-consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2005 Semiannual	**386,317**	**(5.6)**	**18,948**	**(6.5)**	**23,808**	**(20.2)**
FY2004 Semiannual	365,908	(0.3)	17,783	(-8.0)	19,813	(-12.6)
FY2004 Annual	749,616		31,334		34,705	

	Net income	(% change from previous year)	Net income per share - basic
	Million yen	%	Yen
FY2005 Semiannual	**15,956**	**(28.9)**	**50.19**
FY2004 Semiannual	12,376	(- 5.7)	42.07
FY2004 Annual	21,103		67.69

Notes: 1. Average number of shares issued each year

FY2005 Semiannual—317,933,860 shares, FY2004 Semiannual—294,150,025 shares, FY2004 Annual— 308,146,251 shares

2. Changes in accounting policies: No change

(2) Cash dividends

	Interim cash dividends per share	Cash dividends per share
	Yen	Yen
FY2005 Semiannual	**13**	—
FY2004 Semiannual	12	—
FY2004 Annual	—	24

(3) Non-consolidated financial position

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2005 Semiannual	**1,870,875**	**1,058,418**	**56.6**	**3,326.06**
FY2004 Semiannual	1,624,935	906,297	55.8	2,785.71
FY2004 Annual	1,735,323	980,533	56.5	3,085.91

Note: 1. Number of shares outstanding at the end of period

FY2005 Semiannual—318,219,881 shares, FY2004 Semiannual—325,338,411 shares, FY2004 Annual— 317,665,682 shares

2. Number of treasury stock at the end of period

FY2005 Semiannual—7,620,759 shares, FY2004 Semiannual—502,229 shares, FY2004 Annual—8,174,958 shares

2. Forecast of Non-consolidated Financial Results for FY2005 (April 1, 2004 - March 31, 2005)

	Net sales	Ordinary income	Net income	Annual cash dividends per share	
				Year end	
	Million yen	Million yen	Million yen	Yen	Yen
FY2005 Annual	770,000	42,000	27,000	13	26

Reference: (Forecast) Net income per share—basic (annual): 84.85 yen

Non-consolidated Balance Sheets

	FY2005 (As of September 30, 2004)	FY2004 (As of March 31, 2004)	Increase (Decrease)	FY2004 (As of September 30, 2003)
(Assets)				
Current assets	**195,311**	**187,189**	**8,122**	**237,196**
Cash and deposits	26,927	29,330	(2,403)	53,757
Trade notes receivable	1,386	794	592	1,236
Trade accounts receivable	82,655	76,271	6,384	71,729
Marketable securities	20,003	20,002	1	-
Finished goods	2,474	2,685	(211)	2,344
Raw materials	373	352	21	212
Work in process	19,471	18,089	1,382	16,926
Supplies	4,099	4,011	88	3,808
Prepaid expenses	267	173	94	510
Deferred tax assets	13,955	13,035	920	9,042
Other current assets	23,706	22,444	1,262	77,630
Less - allowance for doubtful accounts	(9)	(2)	(7)	(2)
Fixed assets	**1,675,564**	**1,548,133**	**127,431**	**1,387,739**
Property, plant and equipment	**241,383**	**234,059**	**7,324**	**226,959**
Buildings	73,764	72,580	1,184	69,170
Structures	9,017	7,765	1,252	7,385
Machinery and equipment	93,520	92,942	578	93,240
Vehicles and delivery equipment	1,041	1,133	(92)	1,123
Tools, furniture and fixture	8,930	8,785	145	9,306
Land	41,162	40,567	595	35,883
Construction in progress	13,946	10,284	3,662	10,849
Intangible assets	**9,799**	**9,443**	**356**	**8,157**
Software	9,799	9,443	356	8,157
Investments and other assets	**1,424,381**	**1,304,630**	**119,751**	**1,152,621**
Investments in securities	1,237,571	1,121,117	116,454	972,585
Investments in subsidiaries	154,934	153,309	1,625	151,802
Long-term loans	10,794	10,410	384	10,817
Long-term prepaid expenses	10,790	10,754	36	11,307
Other investments and other assets	10,403	9,134	1,269	6,175
Less - allowance for doubtful accounts	(112)	(95)	(17)	(67)
Total assets	**1,870,875**	**1,735,323**	**135,552**	**1,624,935**

Notes				
1. Accumulated depreciation of property, plant and equipment	362,327	354,486	7,841	346,491
2. Liabilities for guarantees	3,149	14,564	11,415	28,979
3. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	4,259	4,115	144	3,846

(Yen in millions; amounts less than one million yen are omitted.)

	FY2005 (As of September 30, 2004)	FY2004 (As of March 31, 2004)	Increase (Decrease)	FY2004 (As of September 30, 2003)
(Liabilities)				
Current liabilities	**201,315**	**170,114**	**31,201**	**191,794**
Trade notes payable	1,089	2,478	(1,389)	5,794
Trade accounts payable	91,182	87,156	4,026	79,640
Short-term loans	-	-	-	18,000
Commercial paper	15,000	15,000	-	30,000
Current portion of bonds	20,000	-	20,000	-
Other payables	14,200	13,661	539	12,086
Accrued expenses	26,400	26,296	104	22,945
Accrued income taxes	9,008	4,027	4,981	2,139
Advance received	418	53	365	104
Deposits received	4,236	2,017	2,219	1,873
Deposits received from	19,778	19,422	356	19,208
Long-term liabilities	**611,142**	**584,674**	**26,468**	**526,843**
Bonds	180,000	200,000	(20,000)	200,000
Long term loan	25,000	20,000	5,000	20,000
Deferred tax liabilities	383,639	341,727	41,912	284,491
Allowance for retirement benefits	20,153	19,427	726	18,836
Other long-term liabilities	2,350	3,519	(1,169)	3,515
Total liabilities	**812,457**	**754,789**	**57,668**	**718,637**
(Shareholders' equity)				
Common stock	**80,462**	**80,462**	**-**	**80,462**
Capital surplus	**105,585**	**105,707**	**(122)**	**105,707**
Capital reserve	101,766	101,766	-	101,766
Other capital reserve	3,819	3,941	(122)	3,941
Gain on disposal of treasury stock	3,819	3,941	(122)	3,941
Retained earnings	**290,860**	**278,962**	**11,898**	**274,138**
Legal reserve	17,004	17,004	-	17,004
General reserves	180,844	180,714	130	180,714
Reserve for special depreciation	711	572	139	572
Reserve for reduction of acquisition cost of fixed assets	133	142	(9)	142
General reserves	180,000	180,000	-	180,000
Unappropriated retained earnings at end of period	93,011	81,243	11,768	76,419
<Included net income for period>	<15,956>	*<21,103>*	<(5,147)>	<12,376>
Net unrealized gain on other securities	**598,268**	**533,377**	**64,891**	**446,881**
Treasury stock	**(16,759)**	**(17,975)**	**1,216**	**(892)**
Total shareholders' equity	**1,058,418**	**980,533**	**77,885**	**906,297**
Total liabilities and	**1,870,875**	**1,735,323**	**135,552**	**1,624,935**

Non-consolidated Statements of Income

(Yen in millions; amounts less than one million yen are omitted.)

	FY2005 (April 1, 2004 - September 30, 2004)	FY2004 (April 1, 2003 - September 30, 2003)	Increase (Decrease)	FY2004 (April 1, 2003 - March 31, 2004)
(Ordinary profits and losses)				
Operating revenue and expenses				
Operating revenue	**386,317**	**365,908**	**20,409**	**749,616**
Net sales	386,317	365,908	20,409	749,616
Operating expenses	**367,369**	**348,124**	**19,245**	**718,282**
Cost of sales	338,567	321,295	17,272	663,258
Selling, general and administrative expenses	28,801	26,828	1,973	55,024
Operating income	**18,948**	**17,783**	**1,165**	**31,334**
Non-operating income and expenses				
Non-operating income	**10,166**	**8,623**	**1,543**	**15,877**
Interest and dividends income	7,915	6,116	1,799	11,634
Other non-operating income	2,251	2,506	(255)	4,243
Non-operating expenses	**5,306**	**6,593**	**(1,287)**	**12,506**
Interest expenses	1,732	1,843	(111)	3,575
Other non-operating expenses	3,574	4,749	(1,175)	8,930
Ordinary income	**23,808**	**19,813**	**3,995**	**34,705**
(Extraordinary gains and losses)				
Extraordinary gains	**-**	**621**	**(621)**	**621**
Gain on transfer to a defined contribution pension plan	-	621	(621)	621
Extraordinary losses	**-**	**1,851**	**(1,851)**	**1,851**
Provision for retirement and severance benefit for director and corporate auditors	-	1,851	(1,851)	1,851
Income before income taxes	**23,808**	**18,583**	**5,225**	**33,475**
Income taxes - current	9,940	3,979	5,961	15,560
Income taxes - deferred	(2,088)	2,228	(4,316)	(3,188)
Net income	**15,956**	**12,376**	**3,580**	**21,103**
Unappropriated retained earnings brought forward	77,055	64,043	13,012	64,043
Interim cash dividends	-	-	-	3,904
Unappropriated retained earnings at end of period	**93,011**	**76,419**	**16,592**	**81,243**

Exhibit 3


SEC MAIL PROCESSING
RECEIVED
JUN 2 3 2005
WASH. D.C.
192
SECTION

FINANCIAL SUMMARY

FY2005 Third Quarter

Financial Results for the Nine Months
Ended December 31, 2004

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This report contains projections and other forward-looking statements that involve risks and uncertainties. Our use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements appearing in this report. These risks and uncertainties include, but are not limited to, the following : 1) economic trends, 2) principal customers, 3) product development capabilities, 4) new businesses, 5) product defects, 6) price competition 7) reliance on suppliers of raw materials and components, 8) alliances with other companies, 9) exchange rate fluctuations, 10) effects of disasters, power blackouts and other incidents, 11) latent risks associated with international activities, 12) official restriction, 13) share price fluctuations and 14) retirement benefit liabilities.

February 2, 2005

Consolidated Financial Results for the Nine Months Ended December 31, 2004

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Osaka and Nagoya (Ticker code: 6201) (URL http://www.toyota-industries.com/)
Head office: 2-1, Toyoda-cho, Kariya-shi, Aichi-ken, 448-8671, Japan
Representative person: Tadashi Ishikawa, President
Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0) 566-22-2511)

1. Financial Highlights for the Nine Months Ended December 31, 2004

(1) Consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
Nine months ended December 31,2004	**902,330**	**(5.2)**	**42,182**	**(5.3)**	**59,601**	**(22.6)**
Nine months ended December 31,2003	857,620	(-)	40,077	(-)	48,615	(-)
FY2004	1,164,378		52,631		58,970	

	Net income	(% change from previous year)	Net income per share—basic	Net income per share—diluted
	Million yen	%	Yen	Yen
Nine months ended December 31,2004	**36,840**	**(29.2)**	**115.84**	**115.79**
Nine months ended December 31,2003	28,512	(-)	93.74	86.78
FY2004	33,623		108.04	101.97

(2) Consolidated financial position

	Total assets	Shareholders' equity	Ratio of Shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
Nine months ended December 31,2004	**2,222,638**	**1,121,970**	**50.5**	**3,525.53**
Nine months ended December 31,2003	1,901,675	969,504	51.0	3,005.70
FY2004	2,011,995	1,016,763	50.5	3,199.69

(3) Scope of consolidation and equity method

Consolidated subsidiaries: 147 companies
Unconsolidated subsidiaries accounted for under the equity method: 1 company
Affiliates accounted for under the equity method: 19 companies

(4) Changes in scope of consolidation and equity method

Consolidated subsidiaries: (increase) 11 companies, (decrease) 4 companies
Equity method: No change

2. Forecasts of Consolidated Financial Results for FY2005 (April 1, 2004 - March 31, 2005)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
FY2005	1,230,000	70,000	40,000

Reference: (Forecast) Net income per share - basic (annual): 125.69 yen

* Figures for fiscal 2005 have not been revised from those previously announced on October 28, 2004.
* All projections are based on the information available to management at the time of producing this report and are not guarantees of future performance. Certain risks and uncertainties could cause the actual results of Toyota Industries to differ materially from any projections discussed in this report.

Business Results

As of the end of the third quarter of fiscal 2005 (the nine months from April 1 to December 31, 2004), total consolidated net sales of Toyota Industries amounted to 902.3 billion yen, an increase of 44.7 billion yen, or 5%, compared with year-on-year results as of fiscal 2004 ("previous period"). The following is a review of operations for the major business segments.

Net sales of the Automobile Segment totaled 446.3 billion yen, an increase of 4.0 billion yen, or 1%, over the previous period. Within this segment, net sales of the Vehicle Business decreased 6.1 billion yen, or 3%, to 197.9 billion yen, reflected by a decrease in sales of the Vitz (Yaris in Europe). Net sales of the Engine Business totaled 84.4 billion yen, an increase of 5.6 billion yen, or 7%, over the previous period, due largely to an increase in diesel engines mounted in Toyota vehicles for Europe. Net sales of the Car Air-Conditioning Compressor Business totaled 145.8 billion yen, virtually the same as the previous period.

Net sales of the Materials Handling Equipment Segment totaled 366.1 billion yen, an increase of 40.6 billion yen, or 13%, over the previous period, due primarily to the global market recovery as well as strong sales by TOYOTA Material Handling Company and BT Industries AB.

Net sales of the Textile Machinery Segment decreased 4.9 billion yen, or 13%, to 32.5 billion yen, due mainly to a decrease in sales of air-jet looms in China as a result of a tighter monetary policy.

During this period, Toyota Industries' ordinary income amounted to 59.6 billion yen, an increase of 11.0 billion yen, or 23%, over the previous period. This increase reflected expanded sales both within and outside of Japan, improved productivity, enhanced cost-reduction efforts group-wide and strong sales by ST Liquid Crystal Display Corp., a joint venture with Sony Corporation. Net income amounted to 36.8 billion yen, an increase of 8.3 billion yen, or 29%.

For fiscal 2005, ending March 31, 2005, Toyota Industries forecasts consolidated net sales of 1,230.0 billion yen, ordinary income of 70.0 billion yen and net income of 40.0 billion yen. These forecasts remain unchanged from projections announced as of September 2004.

Breakdown of Consolidated Net Sales

(Million yen; amounts less than one million yen are omitted.)

	FY2005 (April 1, 2004 - December 31, 2004)		FY2004 (April 1, 2003 - December 31, 2003)		Increase (Decrease)	% Change	FY2004 (April 1, 2003 – March 31, 2004)	
	Amount	Ratio	Amount	Ratio			Amount	Ratio
Automobile		%		%		%		%
Vehicle	197,921	21.9	204,059	23.8	(6,138)	(3.0)	280,484	24.1
Engine	84,417	9.4	78,864	9.2	5,553	7.0	107,357	9.2
Car air-conditioning compressor	145,871	16.2	146,869	17.1	(998)	(0.7)	198,398	17.1
Foundry, Electronics parts and others	18,108	2.0	12,560	1.5	5,548	44.2	17,623	1.5
Subtotal	446,317	49.5	442,353	51.6	3,964	0.9	603,862	51.9
Materials handling equipment	366,124	40.6	325,513	38.0	40,611	12.5	443,443	38.1
Textile machinery	32,523	3.6	37,456	4.4	(4,933)	(13.2)	45,968	3.9
Others	57,364	6.3	52,296	6.0	5,068	9.7	71,103	6.1
Total	902,330	100.0	857,620	100.0	44,710	5.2	1,164,378	100.0

Consolidated Balance Sheets

	FY2005 (As of December 31, 2004)	FY2004 (As of March 31, 2004)	Increase (Decrease)	FY2004 (As of December 31, 2003)
(Assets)				
Current assets	**385,524**	**349,914**	**35,610**	**340,731**
Cash and deposits	56,573	57,375	(802)	53,215
Trade notes and accounts receivable	147,162	144,575	2,587	133,644
Marketable securities	30,066	20,064	10,002	20,114
Inventories	91,510	77,574	13,936	76,640
Deferred tax assets	16,739	17,533	(794)	11,792
Other current assets	45,865	35,128	10,737	47,488
Less - allowance for doubtful accounts	(2,392)	(2,337)	(55)	(2,165)
Fixed assets	**1,837,114**	**1,662,080**	**175,034**	**1,560,944**
Property, plant and equipment	**422,519**	**389,396**	**33,123**	**381,766**
Buildings and structures	128,808	124,422	4,386	123,720
Machinery, equipment and vehicles	171,619	160,787	10,832	160,901
Tools, furniture and fixtures	15,763	15,565	198	15,644
Land	75,173	71,786	3,387	69,032
Construction in progress	31,152	16,834	14,318	12,467
Intangible assets	**98,217**	**99,856**	**(1,639)**	**99,375**
Software	11,800	11,993	(193)	11,349
Goodwill	86,416	87,862	(1,446)	88,026
Investments and other assets	**1,316,377**	**1,172,828**	**143,549**	**1,079,801**
Investments in securities	1,250,071	1,112,776	137,295	1,020,725
Long-term loans	9,628	9,756	(128)	9,525
Long-term prepaid expenses	13,874	13,553	321	14,224
Deferred tax assets	5,802	3,537	2,265	3,715
Other investments and other assets	37,267	33,453	3,814	31,842
Less - allowance for doubtful accounts	(266)	(250)	(16)	(231)
Total assets	**2,222,638**	**2,011,995**	**210,643**	**1,901,675**

(Yen in millions; amounts less than one million yen are omitted.)

	FY2005 (As of December 31, 2004)	FY2004 (As of March 31, 2004)	Increase (Decrease)	FY2004 (As of December 31, 2003)
(Liabilities)				
Current liabilities	**354,175**	**326,337**	**27,838**	**301,594**
Trade notes and accounts payable	136,561	129,821	6,740	124,120
Short-term loans	73,724	70,441	3,283	70,838
Commercial paper	-	15,000	(15,000)	5,000
Current portion of bonds	20,300	-	20,300	-
Other payables	26,476	19,067	7,409	13,171
Accrued expenses	50,723	51,586	(863)	45,976
Accrued income taxes	7,478	8,845	(1,367)	6,641
Deposits received from employees	21,736	19,496	2,240	21,218
Deferred tax liabilities	3,515	2,742	773	1,910
Other current liabilities	13,659	9,335	4,324	12,717
Long-term liabilities	**707,271**	**633,968**	**73,303**	**595,811**
Bonds	180,000	200,300	(20,300)	200,300
Long-term loans	70,966	35,224	35,742	32,632
Deferred tax liabilities	394,929	346,335	48,594	311,366
Allowance for retirement benefits	42,362	34,264	8,098	34,415
Other long-term liabilities	19,013	17,843	1,170	17,096
Total liabilities	**1,061,447**	**960,305**	**101,142**	**897,405**
Minority interest in consolidated subsidiaries	**39,220**	**34,926**	**4,294**	**34,765**
(Shareholders' equity)				
Common stock	**80,462**	**80,462**	**-**	**80,462**
Capital surplus	**105,587**	**105,743**	**(156)**	**105,742**
Retained earnings	**318,813**	**294,672**	**24,141**	**289,561**
Net unrealized gain on other securities	**608,456**	**534,078**	**74,378**	**480,819**
Translation adjustments	**25,365**	**19,782**	**5,583**	**19,712**
Treasury stock at cost	**(16,713)**	**(17,975)**	**1,262**	**(6,795)**
Total shareholders' equity	**1,121,970**	**1,016,763**	**105,207**	**969,504**
Total liabilities and shareholders' equity	**2,222,638**	**2,011,995**	**210,643**	**1,901,675**

Consolidated Statements of Income

(Yen in millions; amounts less than one million yen are omitted.)

	FY2005 (April 1, 2004 - December 31, 2004)	FY2004 (April 1, 2003 - December 31, 2003)	Increase (Decrease)	FY2004 (April 1, 2003 - March 31, 2004)
Net sales	**902,330**	**857,620**	**44,710**	**1,164,378**
Cost of sales	752,724	720,317	32,407	978,458
Gross profit	**149,605**	**137,303**	**12,302**	**185,919**
Selling, general and administrative expenses	107,423	97,225	10,198	133,288
Operating income	**42,182**	**40,077**	**2,105**	**52,631**
Non-operating income	**31,932**	**25,827**	**6,105**	**30,183**
Interest income	5,990	6,214	(224)	8,174
Dividends income	13,644	10,921	2,723	10,997
Other non-operating income	12,297	8,691	3,606	11,010
Non-operating expenses	**14,512**	**17,289**	**(2,777)**	**23,843**
Interest expenses	7,055	7,349	(294)	9,755
Other non-operating expenses	7,457	9,940	(2,483)	14,087
Ordinary income	**59,601**	**48,615**	**10,986**	**58,970**
Extraordinary gains	**-**	**621**	**(621)**	**621**
Gain on transfer to a defined contribution pension plan	-	621	(621)	621
Extraordinary losses	**414**	**1,851**	**(1,437)**	**1,851**
Impairment loss of fixed assets	414	-	414	-
Provision for retirement and severance benefits for directors and corporate auditors	-	1,851	(1,851)	1,851
Income before income taxes and minority interest in consolidated subsidiaries	**59,187**	**47,385**	**11,802**	**57,740**
Income taxes	19,005	16,144	2,861	20,746
Minority interest in consolidated subsidiaries	3,341	2,727	614	3,370
Net income	**36,840**	**28,512**	**8,328**	**33,623**

Segment Information

1.Business segment information

(1)**Nine months ended December 31, 2004**

(Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	446,317	366,124	32,523	57,364	902,330	-	902,330
(2) Intersegment transactions	13,450	74	15	14,896	28,438	(28,438)	-
Total	459,768	366,199	32,539	72,261	930,768	(28,438)	902,330
Operating expenses	441,209	346,538	33,008	67,869	888,626	(28,477)	860,148
Operating income	18,558	19,660	(469)	4,392	42,142	39	42,182

(2)Nine months ended December 31, 2003

(Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	442,353	325,513	37,456	52,296	857,620	-	857,620
(2) Intersegment transactions	11,751	412	10	10,060	22,234	(22,234)	-
Total	454,104	325,926	37,466	62,357	879,855	(22,234)	857,620
Operating expenses	433,339	311,487	37,199	57,707	839,733	(22,190)	817,543
Operating income	20,764	14,439	267	4,650	40,121	(44)	40,077

(3)FY2004

(Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	603,862	443,443	45,968	71,103	1,164,378	-	1,164,378
(2) Intersegment transactions	15,698	138	15	14,131	29,984	(29,984)	-
Total	619,561	443,582	45,984	85,234	1,194,363	(29,984)	1,164,378
Operating expenses	592,030	424,233	45,884	79,484	1,141,633	(29,885)	1,111,747
Operating income	27,530	19,348	100	5,750	52,729	(98)	52,631

Notes 1. Business segments are divided by the type and nature of the product.
2. Main products of each segment:
Automobile ....Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors
Materials handling equipment ...Counterbalanced forklifts, warehouse equipment, skid steer loaders, truck mount aerial work platforms
Textile machinery ....Ring spinning frames, air jet looms, water jet looms
Others ....Ball grid array-type plastic package substrates for IC chipsets, transportation services

2.Geographical segment information

(1)**Nine months ended December 31, 2004**

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	588,427	157,733	136,677	19,492	902,330	-	902,330
(2) Intersegment transactions	74,991	724	5,430	2,075	83,221	(83,221)	-
Total	663,418	158,457	142,108	21,567	985,552	(83,221)	902,330
Operating expenses	628,990	153,601	138,488	21,128	942,208	(82,060)	860,148
Operating income	34,428	4,856	3,620	438	43,343	(1,161)	42,182

(2) Nine months ended December 31, 2003

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	581,506	146,043	122,123	7,947	857,620	-	857,620
(2) Intersegment transactions	63,209	683	4,360	1,166	69,419	(69,419)	-
Total	644,716	146,726	126,483	9,113	927,039	(69,419)	857,620
Operating expenses	609,487	142,075	124,412	8,971	884,946	(67,403)	817,543
Operating income	35,228	4,651	2,071	141	42,093	(2,015)	40,077

(3)FY2004

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	785,253	198,752	167,511	12,860	1,164,378	-	1,164,378
(2) Intersegment transactions	87,271	1,113	5,895	1,630	95,910	(95,910)	-
Total	872,524	199,866	173,407	14,490	1,260,289	(95,910)	1,164,378
Operating expenses	826,696	193,745	170,262	14,622	1,205,326	(93,579)	1,111,747
Operating income	45,828	6,121	3,145	(131)	54,962	(2,331)	52,631

3.Overseas sales

(1)**Nine months ended December 31, 2004** (Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	154,621	164,934	77,045	396,600
Consolidated sales				902,330
Ratio of overseas sales to consolidated sales	17.1%	18.3%	8.6%	44.0%

(2) Nine months ended December 31, 2003 (Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	144,462	155,345	68,366	368,174
Consolidated sales				857,620
Ratio of overseas sales to consolidated sales	16.8%	18.1%	8.0%	42.9%

(3)FY2004 (Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	196,860	211,081	89,415	497,356
Consolidated sales				1,164,378
Ratio of overseas sales to consolidated sales	16.9%	18.1%	7.7%	42.7%

Exhibit 4


(Brief Description)


SEC MAIL
RECEIVED
PROCESSING
JUN 21 2005
SECTION
WASH., D.C.
192

December 17, 2004

Semiannual Securities Report

(Report pursuant to Article 24.5, Paragraph 1
of the Securities and Exchange Law)

For the six months ended
September 30, 2004

This Semiannual Securities Report for the six months ended September 30, 2004 (hereinafter, the "Semiannual Securities Report") was, in accordance with Japanese laws and regulations, filed on December 17, 2004 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. In addition, it is made available for public inspection at the office of the Kanto Local Finance Bureau, on the EDINET Web site of the Ministry of Finance of Japan, and the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange, respectively, on which the shares of common stock of TOYOTA INDUSTRIES CORPORATION (hereinafter, the "Company") are listed.

Under Japanese laws and regulations, a Semiannual Securities Report is required to include certain information concerning the Company on both a consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated semiannual financial statements of the Company for the six months ended September 30, 2004.

The information in the Semiannual Securities Report, which is material to an investment decision, is substantially contained in the Semiannual Report of the Company (see Exhibit 1, as listed in the letter of the Company to the Securities and Exchange Commission of the United States dated June 17, 2005), and/or the Consolidated and Non-Consolidated Semiannual Financial Results of the Company (see Exhibit 2 of the letter referred to above).

File No. 82-5112


SEC MAIL PROCESSING
RECEIVED
JUN 2 1 2005
WASH. D.C.
192
SECTION

Exhibit 5

(Brief Description)

February 10, 2005

Notice regarding "Issuance of Straight Bonds"

(Report pursuant to Article 14.8 of the Ministerial Regulation regarding Company Disclosure under the Securities and Exchange Law)

As of the above date, TOYOTA INDUSTRIES CORPORATION (the "Company") has determined to issue unsecured straight bonds in Japan.

1.	Issue Title	The Twelfth Series of Unsecured Straight Bonds The Thirteenth Series of Unsecured Straight Bonds (the "Bonds")
2.	Total Amount of Issue	The Twelfth Series (7-year maturity): 30 billion yen The Thirteenth Series (10-year maturity): 20 billion yen
3.	Interest Rate	The Twelfth Series: 1.03% per annum The Thirteenth Series: 1.46% per annum
4.	Issue Price	The Twelfth Series: 99.98 yen per 100 yen face value The Thirteenth Series: 99.95 yen per 100 yen face value
5.	Offering Period	February 10, 2005
6.	Payment Date	February 23, 2005
7.	Maturity Date	The Twelfth Series: March 19, 2012 The Thirteenth Series: December 19, 2014
8.	Method of Offering	General offering
9.	Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor guaranteed. There are no assets reserved as security for the Bonds.
10.	Special Covenants	Negative pledge clause
11.	Rating	The Bonds have been given a rating of "AA+" from Rating and Investment Information, Inc.
12.	Managing Underwriters	Joint principal managing underwriters are The Nomura Securities Co., Ltd. and Nikko Citigroup Limited, with other managing underwriters.

13. Trustee Banks	The Twelfth Series: UFJ Bank Limited The Thirteenth Series: Sumitomo Mitsui Banking Corporation
14. Purpose of Borrowing	Repayment of debt and capital expenditure

File No. 82-5112

Exhibit 6

(Brief Description)

November 2004

Semiannual Business Report

For the six months ended
September 30, 2004

This Semiannual Business Report for the six months ended September 30, 2004 (hereinafter, the "Semiannual Business Report") was sent to the shareholders of TOYOTA INDUSTRIES CORPORATION (hereinafter, the "Company") in November 2004.

It is not a requirement under any rules or regulations in Japan to prepare or make public a Semiannual Business Report; the Company voluntarily prepares the Semiannual Business Report and distributes it to its creditors, shareholders, customers or analysts from time to time.

The information in the Semiannual Business Report, which is material to an investment decision, is substantially contained in the Semiannual Report of the Company (see Exhibit 1, as listed in the letter of the Company to the Securities and Exchange Commission of the United States dated June 17, 2005), and/or the Consolidated and Non-Consolidated Semiannual Financial Results of the Company (see Exhibit 2 of the letter referred to above).

File No. 82-5112

Exhibit 7

(Brief Description)

October 19, 2004

Press Release regarding "Notice Concerning Revision of Earnings Forecast"

The earnings forecast released in the financial statement announcement dated April 27, 2004 has been revised as follows, taking into consideration recent trends in business performance.

1. Revision of earnings forecast
   1) Consolidated
   (1) Semiannual earnings forecast for the six-month term ending September 30, 2004 (April 1, 2004 - September 30, 2004)

(Millions of yen)

	Net sales	Ordinary income	Net income
Previous forecast (A)	570,000	29,000	16,000
Revised forecast (B)	605,000	38,500	23,500
Change (B-A)	35,000	9,500	7,500
Change ratio (%)	6.1%	32.8%	46.9%
(Reference) Same period previous year	569,587	30,168	17,095

   (2) Annual earnings forecast for the year ending March 31, 2005 (April 1, 2004 - March 31, 2005)

(Millions of yen)

	Net sales	Ordinary income	Net income
Previous forecast (A)	1,150,000	60,000	34,000
Revised forecast (B)	1,230,000	70,000	40,000
Change (B-A)	80,000	10,000	6,000
Change ratio (%)	7.0%	16.7%	17.6%
(Reference) Same period previous year	1,164,378	58,970	36,623

2) Non-consolidated

(1) Semiannual earnings forecast for the six-month term ending September 30, 2004 (April 1, 2004 - September 30, 2004)

(Millions of yen)

	Net sales	Ordinary income	Net income
Previous forecast (A)	360,000	17,000	11,000
Revised forecast (B)	385,000	23,500	15,500
Change (B-A)	25,000	6,500	4,500
Change ratio (%)	6.9%	38.2%	40.9%
(Reference) Same period previous year	365,908	19,813	12,376

(2) Annual earnings forecast for the year ending March 31, 2005 (April 1, 2004 - March 31, 2005)

(Millions of yen)

	Net sales	Ordinary income	Net income
Previous forecast (A)	720,000	35,000	22,050
Revised forecast (B)	780,000	42,000	27,000
Change (B-A)	60,000	7,000	5,000
Change ratio (%)	8.3%	20.0%	22.7%
(Reference) Same period previous year	749,616	34,705	21,103

2. Reason for the revision

We estimate that the net sales from the Materials Handling Equipment Segment and the Automobile Segment (including the Vehicle and Engine businesses) for the term ending March 31, 2005 will exceed our previously released forecast. Taking also into account the influence of exchange rate fluctuations and the increased benefits of cost-reduction activities, we have revised our forecast upward as shown in the tables.



Exhibit 8

(Brief Description)

October 20, 2004

Press Release regarding "Sony-Toyota LCD Joint Venture Ships Milestone 100 million LCD Panels for Mobile Products"

In five years, ST Liquid Crystal Display Corporation (hereinafter, "ST-LCD"), a joint venture company established by Sony Corporation and Toyota Industries Corporation, shipped 100 million cumulative units of its low-temperature polysilicon thin film transistor liquid crystal display (TFT-LCD) panels. The joint venture is among the largest providers of digital displays for mobile products such as mobile phones and digital still cameras.

ST-LCD began full-scale production in April 1999, and through various improvements in manufacturing processes, currently has a production capacity of 32,000 base plates per month. The end result is the ability to manufacture high-quality panels at a high volume and be cost-competitive with a fast delivery time.

To satisfy the anticipated increase of TFT-LCD panel demand for mobile products, ST-LCD will increase production capacity by 25% to 40,000 base plates per month (600 x 720mm) in April 2005.

【Outline of ST-LCD (as of September 2004)】

1. Company Name	ST Liquid Crystal Display Corporation (ST-LCD)
2. Establishment	October 22, 1997
3. Location	Aichi Prefecture, Japan
4. Capital	23 billion yen
5. Capital Investors	Sony: 50%, Toyota Industries Corporation: 50%
6. Representative	Koshi Iwata
7. Business Outline	Production of low-temperature polysilicon TFT LCD panels
8. Production Capacity	32,000 glass base-plates per month
9. Start of Production	April 1999

File No. 82-5112


SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
192
SECTION

Exhibit 9

(Brief Description)

January 24, 2005

Press Release regarding "Notice Concerning the Acquisition of Stock of Asahi Security Co., Ltd."

Toyota Industries Corporation (hereinafter, "TICO") is expanding the materials handling solution business aggressively and aims to make it a core business in the future. To expand the service lineup of this business, TICO has decided to acquire 100% of non-listed stocks of Asahi Security Co., Ltd., which conducts cash management outsourcing services and electronic security services, for 19.5 billion yen.

This will enable total optimization and further expansion of the materials handling solution business.

1. Schedule

January 24, 2005	Board Meeting (TICO)
January 24, 2005	Conclusion of Stock Transfer Agreement
March 2005 (scheduled)	Stock Transfer

2. Outline of the Company

(1) Name	Asahi Security Co., Ltd.
(2) Business	Cash management outsourcing services Electronic security services
(3) Establishment	May 1998 (Commencement of operations: 1971)
(4) Location	4-2, Kaigan 2-chome Minato-ku, Tokyo, Japan
(5) Representative	Yoshiyuki Mitsui
(6) Capital	516 million yen (as of September 30, 2004)
(7) Shares Outstanding	101,818 (as of September 30, 2004)
(8) Consolidated Sales	19.6 billion yen (for the fiscal year ended February 29, 2004)


SEC MAIL
RECEIVED
PROCESSING
SECTION
WASH., D.C.

File No. 82-5112

Exhibit 10

(Brief Description)

March 23, 2005

Press Release regarding "TMC and TICO to Commence Manufacturing Operations of Diesel Engines in Poland"

Toyota Motor Industries Poland Sp.zo.o. (hereinafter, "TMIP"), a joint venture company established by Toyota Motor Corporation (hereinafter, "TMC") and Toyota Industries Corporation (hereinafter, "TICO") to manufacture diesel engines in Poland, has commenced manufacturing operations of new 2.2-liter-class diesel engines from March 21, 2005. TMIP was established in October 2002 in Jelcz-Laskowice, which is located about 25 km southeast of Wroclow, the fourth largest city in Poland. The new engine is produced for the Avensis manufactured at Toyota Motor Manufacturing (UK) Ltd. (hereinafter "TMUK").

TMIP has an annual production capacity of 180,000 units. Total investment amounts to 200 million euro. In the future, TMIP will supply the new power unit for the Corolla manufactured in Europe. Currently, TMIP has a total of 300 employees, with plans to increase the number of employees to 900 in 2006.

【Outline of TMIP】

1. Location	Jelcz-Laskowice, Republic of Poland
2. Name	Toyota Motor Industries Poland Sp.zo.o. (TMIP)
3. Representative	Satoshi Kaseda
4. Ownership	TMEM*: 60% TICO: 40%
5. Product Line	2.2-liter-class diesel engines for the Avensis manufactured at TMUK
6. Production Capacity	180,000 units/year
7. Site Area	Approximately 300,000 m^2
8. Building Area	Approximately 30,000 m^2
9. Investment	200 million euro (approximately 28 billion yen)
10. Establishment	October 2002
11. Start of Production	March 2005
12. No. of Employees	350 (900 projected for 2006)

* Toyota Motor Engineering & Manufacturing Europe S.A./N.V. (TMEM) is a 100%-owned subsidiary of Toyota Motor Europe S.A./N.V. (100%-owned subsidiary of TMC), which manages Toyota's European manufacturing and engineering operations.